
SEC MAIL PROCESSING
RECEIVED
APR 04 2011
WASH, D.C.
SECTION


11006117

CROGHAN
Bancshares, Inc.

2010 ANNUAL REPORT

DIRECTORS

Croghan Bancshares, Inc.
The Croghan Colonial Bank

James E. Bowlus, Lead Director
President/Treasurer
Fremont Candy & Cigar, Inc.

Michael D. Allen Sr.
Executive Vice President/General Manager
International Metal Hose Company

James R. Faist
Vice President of Finance
Crown Battery Manufacturing Company

Claire F. Johansen
Owner
Lane of Dreams Farm, LLC

Stephen A. Kemper
Owner
Kemper Iron & Metal Company

Daniel W. Lease
Vice President Administration/CFO
Whetstone Technology, LLC

Thomas W. McLaughlin
Vice President/CFO
Underground Utilities, Inc.

Allan E. Mehlow
Chief Financial Officer
The Mosser Group/WMOG, Inc.

Rick M. Robertson
President/CEO
The Croghan Colonial Bank

Gary L. Zimmerman
Owner/Partner
Swint-Reineck Company

DIRECTORS EMERITI

Ted L. Hilty

Thomas F. Hite

Don W. Miller

Robert H. Moyer

Albert C. Nichols

J. Terrence Wolfe

OFFICERS

Croghan Bancshares, Inc.

Rick M. Robertson
President/CEO

Thomas J. Elder Jr.
Vice President

Kendall W. Rieman
Vice President/Treasurer

Barry F. Luse
Vice President/Secretary

SENIOR MANAGEMENT TEAM

The Croghan Colonial Bank

Rick M. Robertson
President/CEO

Thomas J. Elder Jr.
Executive Vice President/CLO

Kendall W. Rieman
Executive Vice President/CFO/COO

Barry F. Luse
Senior Vice President/Trust Officer

Jeffrey L. Geary
Senior Vice President/Commercial Lending

Daniel N. Schloemer
Senior Vice President/Commercial Lending

Jodi A. Albright
Vice President/Retail Services Manager

Michael J. Hartenstein
Vice President/Technology/Operations Officer

Laura M. Whipple
Human Resource Manager

CROGHAN BANCSHARES, INC.

CONTENTS

FINANCIAL HIGHLIGHTS

	2010	2009	Percent Change
For the year:			
Net income	$4,024,000	$3,106,000	29.6%
Income per common share	2.38	1.81	31.5%
Dividends per common share	1.28	1.28	-
Return on average assets	.82%	.66%	
Return on average stockholders' equity	7.03%	5.56%	
At year-end:			
Assets	$489,727,000	$481,988,000	1.6%
Loans	293,305,000	324,484,000	(9.6)%
Securities	144,623,000	110,138,000	31.3%
Deposits	384,157,000	370,719,000	3.6%
Stockholders' equity	56,513,000	56,127,000	.7%
Book value per common share	$33.71	$32.75	2.9%
Stockholders' equity to total assets	11.54%	11.64%	
Number of stockholders of record	693	700	(1.0)%
Number of full-time equivalent employees	150	146	2.7%

A Message from CEO Rick Robertson

Having joined Croghan in 2010, I am already proud, pleased, and thankful to be part of the Croghan team. I am also pleased to be able to provide the details of increased profitability and growth for Croghan.

A Good Year of Financial Progress

Net income for 2010 totaled $4,024,000 compared to $3,106,000 in 2009. On a per share basis, this earnings improvement represents a 31.5% increase. Our asset base has also grown to $489,727,000 at December 31, 2010. Croghan has maintained a strong equity and a strong liquidity position. I believe that Croghan is positioned well for the future.

Challenges Remain

While we are well positioned, we also face significant challenges. Clearly, economic conditions have presented numerous challenges for our entire marketplace. While an economic improvement is in the forecast, most believe the improvement will not be as fast or as sizeable as hoped for. Our loans are the earning assets that generate a significant portion of our revenue, and with this economy, our loan portfolio has decreased year over year. A major challenge for our leadership team is to reverse this downward trend, increase loan production, and yet maintain quality in our loan portfolio.

Opportunities for the Future

In these challenging times, working to our strengths will be critical for financial progress. Fortunately, we have a number of strengths such as:

- Our Commercial Lending team is strong and supported by a quality credit team. We have excellent Cash Management products and a strong desire to help our clients.

- The Wealth Management/Trust team provides exceptional experience and advice. Favorable investment returns are also appreciated by clients. This group helps distinguish us as an outstanding community bank.

- Our Branch Banking team is being positioned to increase our full service capabilities for clients by streamlining and improving our consumer lending capabilities and by providing access to mortgage loans and investment products.

- The Technology and Operations team has completed a number of critical upgrades and has others in process. Significant work has been completed to protect you and your information. Upgrades have been completed to enhance our debit card program and to prepare for the convenience of electronic statements for those clients desiring the service.

People and Promotions

Several senior level promotions have occurred within The Croghan Colonial Bank. Recognition of "jobs well done" plus providing opportunities for additional challenges are critical elements for advancements within our leadership team.

Tom Elder was promoted to Executive Vice President & Chief Lending Officer.

Kendall Rieman was promoted to Executive Vice President/CFO/COO.

Barry Luse was promoted to Senior Vice President & Trust Officer.

Jeff Geary was promoted to Senior Vice President – Commercial Lending.

Dan Schloemer was promoted to Senior Vice President – Commercial Lending.

In addition, Jim Bowlus was elected to serve as Lead Director of Croghan Bancshares, Inc. This election was made by the independent directors of the holding company.

In Closing

At Croghan, we have a strong financial foundation created by the work of many individuals over a period of more than 100 years. We have an appreciation for our history and that financial strength. Our challenge is to move the organization forward through the economic uncertainties that exist.

On behalf of our Board of Directors and our entire employee group, thank you to our shareholders for your investment and continuing support. Our objectives certainly include the continued financial progress at Croghan and being that great community bank that we are proud of.

Sincerely,



Rick M. Robertson
President and Chief Executive Officer

January 2011

CROGHAN BANCSHARES, INC.

DESCRIPTION OF THE CORPORATION

Croghan Bancshares, Inc., an Ohio corporation (the "Corporation" or "Croghan"), is a bank holding company incorporated in 1983 with $489,727,000 in total assets as of December 31, 2010. Croghan owns all of the outstanding shares of The Croghan Colonial Bank (the "Bank"), an Ohio state-chartered bank incorporated in 1888 and headquartered in Fremont, Ohio.

The Bank offers a diverse range of commercial and retail banking services through its 11 banking centers located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, and Port Clinton, Ohio. Products are comprised of traditional banking services such as consumer, commercial, agricultural and real estate loans, personal and business checking accounts, savings accounts, time deposit accounts, safe deposit box services, and trust department services. Investment products bearing no FDIC insurance are offered through the Bank's Trust and Investment Services Division.

MARKET PRICE AND DIVIDENDS ON COMMON SHARES

The Corporation's common shares are quoted on the OTC Bulletin Board under the symbol "CHBH." The following shows the ranges of high and low price quotations, as reported on the OTC Bulletin Board, for the Corporation's common shares for each quarterly period during 2010 and 2009. OTC Bulletin Board quotations reflect inter-dealer prices, without mark-up, mark-down, or commission and may not necessarily represent actual transactions.

	2010		2009	
	Low	**High**	**Low**	**High**
First Quarter	$21.68	25.00	$21.55	26.50
Second Quarter	23.00	26.00	23.40	28.50
Third Quarter	24.15	26.00	24.00	28.00
Fourth Quarter	24.05	25.95	22.00	25.30

Dividends declared by the Corporation on its common shares during the past two years were as follows:

	2010	2009
Three-months ended March 31	$ .32	$ .32
Three-months ended June 30	.32	.32
Three-months ended September 30	.32	.32
Three-months ended December 31	.32	.32
Total	$1.28	$1.28

The ability of the Corporation to declare and pay dividends on its common shares is dependent, in large part, on dividends received from the Bank. The ability of the Bank to pay dividends is subject to certain legal and regulatory limitations described in Note 17 to the Consolidated Financial Statements of the Annual Report and in the discussion of "Liquidity" under Management's Discussion and Analysis of Financial Condition and Results of Operations.

There were 696 holders of record of the Corporation's common shares on January 31, 2011.

AVAILABILITY OF MORE INFORMATION

To obtain a free copy of the Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission for the year ended December 31, 2010, please write to:

Croghan Bancshares, Inc.
Barry F. Luse, Secretary
323 Croghan Street
Fremont, OH 43420

CROGHAN BANCSHARES, INC.

FIVE YEAR SUMMARY OF SELECTED FINANCIAL DATA

	2010	2009	2008	2007	2006
	Years ended December 31, (Dollars in thousands, except share data)				
Statements of operations:					
Total interest income	$ 22,739	$ 23,926	$ 25,892	$ 27,752	$ 26,904
Total interest expense	5,085	6,275	8,160	10,524	9,613
Net interest income	17,654	17,651	17,732	17,228	17,291
Provision for loan losses	1,675	3,000	1,550	100	380
Net interest income, after provision for loan losses	15,979	14,651	16,182	17,128	16,911
Total non-interest income	3,780	3,588	3,414	3,486	3,035
Total non-interest expenses	14,732	14,181	13,526	12,755	12,168
Income before federal income taxes	5,027	4,058	6,070	7,859	7,778
Federal income taxes	1,003	952	1,718	2,348	2,289
Net income	$ 4,024	$ 3,106	$ 4,352	$ 5,511	$ 5,489
Per share of common stock:					
Net income	$ 2.38	$ 1.81	$ 2.51	$ 3.13	$ 3.03
Dividends	1.28	1.28	1.28	1.24	1.20
Book value	33.71	32.75	31.86	30.53	28.65
Average shares of common stock outstanding	1,692,307	1,719,509	1,732,611	1,763,320	1,814,011
Year-end balances:					
Loans, net	$288,350	$320,051	$346,146	$347,156	$353,678
Securities	144,623	110,138	72,981	51,479	61,913
Total assets	489,727	481,988	460,476	455,128	458,858
Deposits	384,157	370,719	345,077	362,833	371,194
Stockholders' equity	56,513	56,127	54,819	53,288	51,163
Average balances:					
Loans, net	$302,065	$330,829	$341,499	$343,979	$337,538
Securities	126,385	83,555	66,394	55,007	70,090
Total assets	490,198	468,170	455,286	448,489	452,209
Deposits	375,246	358,192	356,668	364,481	366,261
Stockholders' equity	57,249	55,895	53,820	52,011	50,357
Selected ratios:					
Net yield on average interest-earning assets	4.01%	4.12%	4.26%	4.23%	4.19%
Return on average assets	.82	.66	.96	1.23	1.21
Return on average stockholders' equity	7.03	5.56	8.09	10.60	10.90
Net loan charge-offs as a percent of average outstanding net loans	.38	.56	.47	.10	.12
Allowance for loan losses as a percent of year-end loans	1.69	1.37	.94	.96	1.01
Stockholders' equity as a percent of total year-end assets	11.54	11.64	11.90	11.71	11.15

CROGHAN BANCSHARES, INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides additional information relating to Croghan's financial condition and results of operations. This information is presented to further the reader's understanding of Croghan's Consolidated Financial Statements included in this the Annual Report.

FORWARD-LOOKING STATEMENTS

Where appropriate, the following discussion contains the insights of management into known events and trends that have or may be expected to have a material effect on Croghan's operations and financial condition. The information presented may also contain forward-looking statements regarding future financial performance, which are not historical facts and which involve various risks and uncertainties. Croghan cautions readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advises readers that various factors including regional and national economic conditions, changes in the levels of market interest rates, and competitive and regulatory issues could affect Croghan's financial performance and cause the actual results for future periods to differ materially from those anticipated or projected.

Without limiting the foregoing and by way of example and not by way of limitation, some of the statements in the following referenced sections of this discussion and analysis are forward-looking and are, therefore, subject to such risks and uncertainties:

1. Management's discussion of the interest rates included under "Net Interest Income"
2. Management's discussion relating to the determination and assessment of the provision and allowance for loan losses included under "Provision for Loan Losses and the Allowance for Loan Losses"
3. Management's discussion of capital requirements and impairment charges included under "Stockholders' Equity"
4. Management's discussion relating to the Bank's liquidity sources and needs included under "Liquidity"
5. Management's discussion of interest rate risk exposure included under "Interest Rate Risk"
6. Management's discussion of goodwill evaluation under "Significant Accounting Policies"

Croghan does not undertake, and specifically disclaims any obligation, to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements, except to the extent required by law.

PERFORMANCE SUMMARY

Croghan's net income for the year ended December 31, 2010 was $4,024,000, compared to $3,106,000 in 2009, and $4,352,000 in 2008. Net income in 2010 as compared to 2009 was favorably impacted by a $1,325,000 decrease in the provision for loan losses, a $192,000 increase in non-interest income, and a $3,000 increase in net interest income, while net income was unfavorably impacted by a $551,000 increase in non-interest expense and a $51,000 increase in federal income tax expense.

The return on average assets in 2010 was .82%, compared to .66% in 2009, and .96% in 2008. The return on average stockholders' equity was 7.03% in 2010, 5.56% in 2009, and 8.09% in 2008. Net income per share in 2010 amounted to $2.38, compared to $1.81 in 2009, and $2.51 in 2008. Changes in these amounts from year to year were generally reflective of changes in the level of net income.

Assets increased to $489,727,000 at December 31, 2010, compared to $481,988,000 at December 31, 2009, an increase of 1.6%. Loans decreased $31,179,000, or 9.6%, to $293,305,000 at December 31, 2010, compared to $324,484,000 at December 31, 2009. The decrease in loans resulted from continued soft loan demand in Croghan's market area, the sale of substantially all fixed rate mortgage loans originated in 2010, and $1,153,000 of net loan charge-offs recognized in 2010. Securities increased $34,485,000, or 31.3%, to $144,623,000 at December 31, 2010, compared to $110,138,000 at December 31, 2009. Deposits increased $13,438,000, or 3.6%, to $384,157,000 at December 31, 2010, from $370,719,000 at December 31, 2009. Stockholders' equity at December 31, 2010 was $56,513,000, a .7% increase compared to $56,127,000 at December 31, 2009.

RESULTS OF OPERATIONS

NET INTEREST INCOME

Net interest income, which represents the revenue generated from interest-earning assets in excess of the interest cost of funding those assets, is Croghan's principal source of income. Net interest income is influenced by market interest rate conditions and the volume and mix of interest-earning assets and interest-bearing liabilities. Many external factors affect net interest income and typically include the strength of client loan demand, client preference for individual deposit account products, competitors' loan and deposit product offerings, the national and local economic climates, and Federal Reserve monetary policy.

The following demonstrates the components of net interest income for the years ended December 31:

	2010	2009	2008
		(Dollars in thousands)	
Average interest-earning assets	$440,620	$428,275	$416,393
Interest income	22,739	23,926	25,892
Average rate earned	5.16%	5.59%	6.22%
Average interest-bearing liabilities	$372,526	$356,283	$348,557
Interest expense	5,085	6,275	8,160
Average rate paid	1.37%	1.76%	2.34%
Net interest income	$ 17,654	$ 17,651	$ 17,732
Net interest yield (net interest income divided by average interest-earning assets)	4.01%	4.12%	4.26%

2010 vs. 2009. Net interest income for 2010 increased $3,000, or .02%, to $17,654,000, compared to $17,651,000 in 2009. Average interest-earning assets in 2010 increased $12,345,000, which resulted from the mixture of the securities portfolio increase, the increase in cash and cash equivalents, and the loan portfolio decrease. Throughout 2010, Croghan continued to reinvest the loan portfolio run-off in the security portfolio, which helped maintain net interest income. Average interest-bearing liabilities increased $16,243,000, which was a direct result of increases in deposits, due to the continued change in consumer trends.

The average rate earned on interest-earning assets decreased to 5.16% in 2010 from 5.59% in 2009, and the average rate paid on interest-bearing liabilities also decreased to 1.37% in 2010 from 1.76% in 2009. The net effect of these changes was that Croghan's net interest yield decreased to 4.01% in 2010 from 4.12% in 2009. In 2010, the Federal Reserve Open Market Committee (FOMC) continued to maintain low managed interest rates. The low rates have caused the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities to decrease in 2010 even more so than in 2009. The Bank expects this trend to continue throughout 2011.

2009 vs. 2008. Net interest income for 2009 decreased $81,000, or .5%, to $17,651,000, compared to $17,732,000 in 2008. Average interest-earning assets in 2009 increased $11,882,000, which was a result of the mixture of the loan portfolio decrease, securities portfolio increase, and increase in cash and cash equivalents. Throughout 2009, Croghan reinvested the mix of loan portfolio run-off and the increase in deposits to increase the security portfolio to help maintain net interest income. Average interest-bearing liabilities increased $7,726,000, which was a result of increases in deposits, which was a trend resulting from consumers not spending and keeping monies in deposits.

In 2009, the FOMC maintained the low managed interest rates causing the average rate earned on interest-earning assets and average rate paid on interest-bearing liabilities to decrease in 2009. The average rate earned on interest-earning assets decreased to 5.59% in 2009 from 6.22% in 2008, while the average rate paid on interest-bearing liabilities decreased to 1.76% in 2009 from 2.34% in 2008. The net effect of these changes was that Croghan's net interest yield decreased to 4.12% in 2009 from 4.26% in 2008.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES

Croghan's loan policy provides guidelines for managing both credit risk and asset quality. The policy details acceptable lending practices, establishes loan-grading classifications, and prescribes the use of a loan review process. Croghan employs credit analysis staff to aid in facilitating the early identification of problem loans, to help ensure sound credit decisions, and to assist in the determination of the allowance for loan losses. Croghan also engages an outside credit review firm to supplement the credit analysis function and to provide an independent assessment of the loan review

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

process. Croghan's loan policy, loan review process, and credit analysis staff facilitate management's evaluation of the credit risk inherent in the lending function.

Croghan performs ongoing reviews to identify potential problem and nonperforming loans and also completes in-depth analysis with respect to the quarterly allowance for loan losses calculation. Part of this analysis involves assessing the need for specific reserves relative to impaired loans. This evaluation typically includes a review of the loan's past performance history, a comparison of the estimated collateral value in relation to the outstanding loan balance, the overall financial strength of the borrower, industry risks pertinent to the borrower, and competitive trends that may influence the borrower's future financial performance. Loans are considered impaired when, based upon the most current information available, it appears probable that the borrower will not be able to make payments according to the contractual terms of the loan agreement. Impaired loans are recorded at the observable market price of the loan, the fair value of the underlying collateral (if the loan is collateral dependent), or the present value of the expected future cash flows discounted at the loan's effective interest rate. Given that Croghan's impaired loans are typically collateralized by real estate or other borrower assets, the fair value of individual impaired loans is most often based upon the underlying collateral value. Large groups of smaller balance homogenous loans are collectively evaluated for impairment.

To determine the allowance for loan losses, Croghan prepares a detailed quarterly analysis that focuses on delinquency trends, the status of nonperforming loans (i.e., impaired, nonaccrual, restructured, and past due 90 days or more), current and historical trends of charged-off loans within each loan category (i.e., commercial, real estate, and consumer), existing local and national economic conditions, and changes within the volume and mix in each loan category. Higher loss rates are applied in calculating the allowance for loan losses relating to potential problem loans. The loss rates are periodically evaluated considering historic loss rates in the respective potential problem loan categories (i.e., special mention, substandard, doubtful) and current trends. During 2009, Croghan began updating the allowance for loan losses analysis monthly.

Regular provisions are made in amounts sufficient to maintain the balance in the allowance for loan losses at a level considered by management to be adequate for losses within the portfolio. Even though management uses all available information to assess possible loan losses, future additions or reductions to the allowance may be required as changes occur in economic conditions and specific borrower circumstances. The regulatory agencies that periodically review Croghan's allowance for loan losses may also require additions to the allowance or the charge-off of specific loans based upon the information available to them at the time of their examinations.

The following provides factors relating to the provision and allowance for loan losses for the years ended December 31:

	2010	2009	2008
	(Dollars in thousands)		
Provision for loan losses charged to expense	$ 1,675	$ 3,000	$ 1,550
Net loan charge-offs	1,153	1,854	1,621
Net loan charge-offs as a percent of average outstanding net loans	.38%	.56%	.47%

The following provides information relating to problem loans and the allowance for loan losses as of December 31:

	2010	2009	2008
	(Dollars in thousands)		
Nonaccrual loans	$ 4,127	$ 5,903	$ 1,845
Loans contractually past due 90 days or more and still accruing interest	586	45	334
Restructured loans	4,665	3,191	-
Potential problem loans, other than those past due 90 days or more, nonaccrual, or restructured	15,873	22,227	13,140
Total potential problem and nonperforming loans	$25,251	$31,366	$15,319
Allowance for loan losses	$ 4,955	$ 4,433	$ 3,287
Allowance for loan losses as a percent of year-end loans	1.69%	1.37%	.94%

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

2010 vs. 2009.

Provision for loan losses and net loan charge-offs

The 2010 provision for loan losses totaled $1,675,000, which was $1,325,000 less than the 2009 provision of $3,000,000. The decrease in the 2010 provision was attributable to a decrease in both the level of loan charge-offs during 2010, as compared to 2009, and the level of potential problem and nonperforming loans at December 31, 2010, as compared to December 31, 2009. During 2010, Croghan recognized $1,153,000 of net charge-offs, which was down $701,000 from the $1,854,000 of net charge-offs in 2009. Overall, the trends in the historical loss rates, which are used to calculate losses on non-impaired credits, stayed consistent throughout 2010. The historical loss rates, along with a reduced level of charge-offs and a reduction of potential problem and nonperforming loans, resulted in a decreased level of provision for loan losses for the year ended December 31, 2010 when compared with the same period in 2009.

Nonaccruals and net loan charge-offs

The $1,776,000 decrease in nonaccrual loans in 2010 compared to 2009 was due to the overall reduced level of loans moved to nonaccrual status and from the pay down of loans that were on nonaccrual status at the end of 2009. Several large commercial real estate loans, amounting to $2,606,000 as of December 31, 2009, that were on nonaccrual status were paid off during 2010 and resulted in net charge-offs of $98,000 during 2010. New balances of commercial and commercial real estate clients that moved to nonaccrual status during 2010 had loans that totaled $1,925,000 at December 31, 2010. These nonaccrual loans resulted in $259,000 of net charge-offs during 2010.

Restructured loans

Restructured loans at December 31, 2010 totaled $4,665,000. These loans are performing commercial related loans which are all under 30 days past due. These loans were restructured from their original loan agreements by modifying their principal and interest payment terms, or have interest only payments for a short period of time, typically between one to six months. These restructured terms allow the client to remain current during a period in which they expect or are experiencing a reduction in their anticipated or actual cash flow. After the period of interest only payments, the loans are anticipated to start paying principal and interest payments similar to the original loan agreements.

Potential problem and nonperforming loans

Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrower does not generate sufficient operating cash flow to adequately service its debts.

Total potential problem and nonperforming loans decreased $6,115,000, or 19.5%, to $25,251,000 at December 31, 2010, compared to $31,366,000 at December 31, 2009. Components of this decrease included a $1,776,000 decrease in nonaccrual loans, a $6,354,000 decrease in potential problem loans, and a $1,474,000 increase in restructured loans.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2010 (dollars in thousands):

Potential problem loans not currently past due	$ 8,746
Potential problem loans past due one day or more but less than 10 days	3,079
Potential problem loans past due 10 days or more but less than 30 days	3,051
Potential problem loans past due 30 days or more but less than 60 days	641
Potential problem loans past due 60 days or more but less than 90 days	356
Total potential problem loans	$15,873

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2010 (dollars in thousands):

Collateralized by an interest in real property	$15,427
Collateralized by an interest in assets other than real property	438
Unsecured	8
Total potential problem loans	$15,873

2009 vs. 2008.

Provision for loan losses and net loan charge-offs

The 2009 provision for loan losses totaled $3,000,000, or $1,450,000 more than the 2008 provision of $1,550,000. The increase in the 2009 provision was attributable to an increase in both the level of loan charge-offs during 2009, as compared to 2008, and the level of potential problem and nonperforming loans at December 31, 2009, as compared to December 31, 2008. During 2009, Croghan recognized $1,854,000 of net charge-offs, which was up $233,000 from the $1,621,000 of net charge-offs in 2008. The increase in net charge-offs over 2008 and 2009 has also resulted in a significant increase in the historical loss rates used in calculating the Bank's allowance for loan losses for non-impaired credits.

Nonaccruals and net loan charge-offs

The $4,058,000 increase in nonaccrual loans from 2008 to 2009 was due to several commercial and commercial real estate clients that experienced deteriorating cash flows throughout the year. One commercial loan client ceased operations during the year resulting in an addition of $1,211,000 to nonaccrual loans and $757,000 of net loan charge-offs. Charge-offs during 2009 from loans on nonaccrual of interest at year-end amounted to $1,257,000.

Restructured loans

Restructured loans at December 31, 2009 totaled $3,191,000. These loans are performing commercial related loans which were all under 30 days past due. These loans were restructured from their original loan agreements by modifying their principal and interest payment terms to have interest only payments for a short period of time, typically between one to six months. These restructured terms allow the client to remain current during a period in which they expect or are experiencing a reduction in their anticipated or actual cash flow. After the period of interest only payments, all the loans are set to start paying principal and interest payments similar to the original loan agreements.

Potential problem and nonperforming loans

Loan quality in general deteriorated in 2009 as Croghan's market area continued to experience the effects of poor economic times. Croghan typically classifies a loan as a potential problem loan, regardless of its collateralization or any contractually obligated guarantors, when a review of the borrower's financial statements indicates that the borrower does not generate sufficient operating cash flow to adequately service its debts.

Total potential problem and nonperforming loans increased $16,047,000, or 104.8%, to $31,366,000 at December 31, 2009, compared to $15,319,000 at December 31, 2008. This increase resulted from a $4,058,000 increase in nonaccrual loans, a $3,191,000 increase in restructured loans, and a $9,087,000 increase in potential problem loans at December 31, 2009, as compared to December 31, 2008. The increase was due to both the volume of loans being classified as potential problem loans, as well as several other large commercial loans being classified as potential problem credits.

PROVISION FOR LOAN LOSSES AND THE ALLOWANCE FOR LOAN LOSSES (CONTINUED)

Also within this category, the primary reason for the increase was due to one large commercial client in the manufacturing industry being downgraded due to a deterioration of their cash flow. This client remains current and no modifications of their original loan agreements have been made. Extensive analysis of the client's cash flow and collateral position shows that the client continues to be in a position to meet all future principal and interest obligations.

A positive trend in the categories of potential problem and nonperforming loans at December 31, 2009 as compared to December 31, 2008 was a $289,000 decrease in loans contractually past due 90 days or more and still accruing interest.

The following provides additional detail pertaining to the past due status of Croghan's potential problem loans as of December 31, 2009 (dollars in thousands):

Potential problem loans not currently past due	$16,453
Potential problem loans past due one day or more but less than 10 days	186
Potential problem loans past due 10 days or more but less than 30 days	4,833
Potential problem loans past due 30 days or more but less than 60 days	528
Potential problem loans past due 60 days or more but less than 90 days	227
Total potential problem loans	$22,227

The following provides additional detail pertaining to the collateralization of Croghan's potential problem loans as of December 31, 2009 (dollars in thousands):

Collateralized by an interest in real property	$21,622
Collateralized by an interest in assets other than real property	600
Unsecured	5
Total potential problem loans	$22,227

NON-INTEREST INCOME

Non-interest income is comprised of the items summarized in the following for the years ended December 31:

	2010	2009	2008
		(Dollars in thousands)	
Trust income	$1,026	$ 898	$ 865
Service charges on deposit accounts	1,460	1,491	1,569
Gain on sale of loans	282	289	-
Gain on sale of securities	11	-	19
Increase in cash value of life insurance	411	345	374
Other operating income	590	565	587
Total non-interest income	$3,780	$3,588	$3,414

2010 vs. 2009. Total non-interest income in 2010 increased $192,000, or 5.4%, to $3,780,000, compared to $3,588,000 in 2009. Trust income in 2010 increased $128,000, or 14.3%, from the 2009 level. The Trust Department held total assets of $146,100,000 for 546 clients at December 31, 2010, compared to $133,452,000 at December 31, 2009. Services offered by the Trust Department include qualified retirement plans (e.g., 401k and simple plans), personal trusts, investment management accounts, cash management accounts, individual retirement accounts, custody accounts, charitable trusts, and charitable gift annuities.

Service charges on deposit accounts decreased $31,000, or 2.1%, in 2010 as compared to 2009 as a continuation in the change in consumer spending that started in 2009 and has continued through 2010.

Croghan had a gain of $282,000 from selling fixed-rate residential mortgage loans in 2010. Included in gain on sale of loans was capitalized mortgage servicing rights of $161,000. At December 31, 2010, the unpaid balance of mortgage loans serviced for others amounted to $24,267,000.

NON-INTEREST INCOME (CONTINUED)

Croghan has purchased split-dollar life insurance policies on behalf of certain current and former employees and officers. The increase in the cash value of these policies accumulates on a tax-exempt basis, as long as the policies are not cashed, and the tax savings is used to fund supplemental retirement benefits for the named individuals. The total cash value of these life insurance policies aggregated $11,357,000 at December 31, 2010 and $10,946,000 at December 31, 2009. The increase in cash value of the policies amounted to $411,000 in 2010, compared to $345,000 in 2009.

Other operating income increased $25,000, or 4.4%, to $590,000 in 2010, from $565,000 in 2009. Other operating income includes fees generated by the Investment Department of Croghan's Trust and Investment Services Division. The Investment Department markets non-FDIC insured investment products, such as mutual funds and annuities. Fees generated by the Investment Department totaled $112,000 in 2010, compared to $76,000 in 2009. Other items of note that comprise other operating income include gains on sale of other real estate owned, rental income, ATM surcharge fees, MasterCard merchant referral commissions, safe deposit box fees, credit life insurance sales commissions, and fees from the sale of official checks and money orders.

2009 vs. 2008. Total non-interest income in 2009 increased to $3,588,000, compared to $3,414,000 in 2008, an increase of $174,000, or 5.1%. Trust income in 2009 increased $33,000, or 3.8%, from the 2008 level. The Trust Department held total assets of $133,452,000 for 761 clients at December 31, 2009, compared to $137,614,000 at December 31, 2008.

Service charges on deposit accounts decreased $78,000, or 5.0%, in 2009 as compared to 2008 as a result of general changes in consumer spending throughout the 2009 year.

During the first quarter of 2009, Croghan commenced selling fixed-rate residential mortgage loans resulting in gain on sale of loans of $289,000. Included in gain on sale of loans was capitalized mortgage servicing rights of $102,000. At December 31, 2009, the unpaid balance of mortgage loans serviced for others amounted to $13,454,000.

The cash value of split-dollar life insurance policies aggregated $10,946,000 at December 31, 2009 and $10,601,000 at December 31, 2008. The increase in cash value of the policies amounted to $345,000 in 2009, compared to $374,000 in 2008.

Other operating income decreased $22,000, or 3.7%, to $565,000 in 2009, from $587,000 reported in 2008. Fees generated by the Investment Department totaled $76,000 in 2009, compared to $133,000 in 2008.

NON-INTEREST EXPENSES

Non-interest expenses are comprised of the items summarized in the following for the years ended December 31:

	2010	2009	2008
		(Dollars in thousands)	
Salaries and wages	$ 6,513	$ 5,926	$ 5,955
Employee benefits	1,758	1,648	1,666
Total personnel	8,271	7,574	7,621
Occupancy of premises	838	834	900
FDIC premium assessments	528	669	50
Amortization of core deposit intangible asset	58	57	58
Equipment and vehicle	1,067	1,195	1,263
Professional and consulting services	501	520	423
State franchise and other taxes	516	516	500
Postage	259	296	297
Stationery and supplies	222	247	226
Advertising and marketing	190	192	208
Third party computer processing	278	275	290
Examination fees	186	191	199
MasterCard franchise and processing	134	152	141
Loan collection and repossession fees	291	255	167
ATM network and processing fees	174	252	220
Telephone	91	100	107
Other operating	1,128	856	856
Total non-interest expenses	$14,732	$14,181	$13,526

NON-INTEREST EXPENSES (CONTINUED)

2010 vs. 2009. Total non-interest expenses in 2010 increased to $14,732,000, from $14,181,000 in 2009, an increase of $551,000, or 3.9%. Total personnel expense increased $697,000, or 9.2%, to $8,271,000 in 2010, from $7,574,000 in 2009. Included in the personnel expense are costs related to the hiring of Croghan's new President/CEO, and amounts paid under the Bank's Performance Compensation for Stakeholders program totaling $319,000. Full-time equivalent employees totaled 150 at December 31, 2010, compared to 146 at December 31, 2009.

The FDIC premium assessments decreased to $528,000 in 2010, which was down from $669,000 in 2009. Included in the 2009 amount was a one-time FDIC Special Assessment ruling issued in May of 2009. The ruling required all insured depository institutions to pay a special assessment equal to the lesser of 5 basis points on total assets less Tier 1 capital, or 10 basis points on total deposits. While there was no special assessment in 2010, quarterly premiums remained at increased levels compared to two years ago, and are expected to remain at the increased levels, which are due to the increased deposit premium rates.

On September 29, 2009, the FDIC adopted a Notice of Proposed Rulemaking (NPR) that mandated insured depository institutions prepay their quarterly risk-based assessments to the FDIC for the fourth quarter of 2009 and for all of 2010, 2011, and 2012 on December 30, 2009 at the time of payment of their risk-based assessment for the third quarter of 2009. Accordingly, as of December 31, 2010, Croghan had a prepaid assessment balance, which is included in other assets, of $1,269,000 to cover 2011 and 2012 FDIC expenses.

In 2010, Croghan implemented virtualization at a total cost of $194,000. Virtualization is a consolidation of Croghan's computer servers which will improve efficiencies, as well as give the Bank a real time disaster recovery system, which will help reduce the impact to Croghan and its clients of unforeseen disaster.

2009 vs. 2008. Total non-interest expenses in 2009 increased to $14,181,000, from $13,526,000 in 2008, an increase of $655,000, or 4.8%, including a $619,000 increase in FDIC premium assessments. Total personnel expense decreased $47,000, or .6%, to $7,574,000 in 2009, from $7,621,000 in 2008. Full-time equivalent employees totaled 146 at December 31, 2009 compared to 151 at December 31, 2008. Other expenses that increased more than $50,000 between 2009 and 2008 included professional and consulting services and loan collection and repossession fees.

The significant increase in FDIC premium assessments was due to increased deposit premium rates as well as the FDIC Special Assessment ruling issued in May of 2009.

Fees for professional and consulting services increased $97,000 in 2009, primarily due to Croghan establishing an enterprise risk management program, as well as Croghan engaging an independent third party to perform a goodwill impairment evaluation, the results of which demonstrated no impairment of goodwill as of July 1, 2009. Loan collection and repossession fees increased $88,000 in 2009, due to a significant increase in the volume of troubled loans that required attention resulting in foreclosures, as well as additional legal fees incurred on several large problem commercial loans.

FEDERAL INCOME TAXES

Federal income tax expense totaled $1,003,000 in 2010, compared to $952,000 in 2009, and $1,718,000 in 2008. The effective tax rate in 2010 was 19.6%, compared to 23.5% in 2009, and 28.3% in 2008. Federal income tax expense was offset by a $43,000 income tax refund during the third quarter of 2010. The decrease in the effective tax rate in 2010, as compared to 2009, was attributable to the aforementioned tax refund, as well as tax exempt income from securities and the increase in cash value of life insurance policies comprising a larger portion of income before federal income taxes.

FINANCIAL POSITION

SECURITIES

Croghan's securities portfolio is used to enhance net interest income, provide liquidity in the event of unforeseen cash flow needs, and diversify financial risk. At December 31, 2010, Croghan classified substantially all of its securities as available-for-sale. Available-for-sale securities are reported at their fair values, with the net unrealized gain or loss, net of tax, reported as a component of stockholders' equity known as "accumulated other comprehensive income (loss)." All securities are periodically reviewed for impairment.

Croghan's available-for-sale investment portfolio is primarily comprised of U.S. Government agency and political subdivision obligations. The fair value of available-for-sale securities totaled $140,279,000 at December 31, 2010, compared to $105,792,000 at December 31, 2009. As previously mentioned in the "Net Interest Income" section, Croghan invested the run-off from the loan portfolio and increase in deposits into the securities portfolio to help maintain net interest income. Croghan has one corporate debt obligation which is classified as held-to-maturity and carried at amortized cost, amounting to $500,000 at December 31, 2010 and $502,000 at December 31, 2009.

Croghan's restricted stock includes shares issued by the Federal Reserve Bank of Cleveland, Federal Home Loan Bank of Cincinnati, and Bankers Bancshares, Inc. of Gahanna, Ohio. Croghan maintains investments in these entities to facilitate borrowing capacity (FHLB), as a member (Federal Reserve), and for loan participation opportunities (Bankers Bancshares). The carrying value of restricted stock totaled $3,844,000 at December 31, 2010 and 2009.

The aggregate carrying value of all securities at December 31, 2010 totaled $144,623,000, an increase of 31.3%, as compared to $110,138,000 at December 31, 2009. Throughout 2010, proceeds from securities maturities, sales, and calls were used to purchase new securities.

LOANS

The following summarizes total loans and the percent change by major category as of December 31:

	2010	2009	Percent Change
	(Dollars in thousands)		
Commercial, financial, and agricultural	$ 21,576	$ 27,311	(21.0)%
Real estate – residential mortgage	114,268	129,931	(12.1)%
Real estate – non-residential mortgage	140,103	146,485	(4.4)%
Real estate – construction	4,084	5,828	(29.9)%
Consumer	10,676	12,333	(13.4)%
Credit card	2,598	2,596	.1%
Total loans	$293,305	$324,484	(9.6)%

Croghan's market area in 2010 has still been subjected to decreased loan demand from many current and prospective clients. The soft loan demand as well as continued strict loan underwriting guidelines which are in place to help prevent future troubled loans, have caused the outstanding balance of total loans to decrease $31,179,000, or 9.6%, to $293,305,000 at December 31, 2010 from $324,484,000 at December 31, 2009. As demonstrated in the preceding table, decreases occurred in all loan categories except for credit card loans. The most significant decreases based on dollar amounts during 2010 occurred in the real estate – residential mortgage category which decreased $15,663,000, or 12.1%, primarily as a result of selling fixed rate mortgages in the secondary market, and reduced levels of loan originations due to declining loan volumes and stagnant economic conditions. The Bank continued to actively sell new fixed rate mortgages in the secondary market in 2010, primarily to help manage interest rate risk, as newly-originated 15-30 year fixed rate mortgages are being sold at historically low interest rates. The real estate – non-residential mortgage category decreased $6,382,000, or 4.4%, and the commercial, financial, and agricultural loan category decreased $5,735,000, or 21.0%, as a result of charge-offs, and reclassification due to the securing of real estate as collateral for more of these loans. The consumer loan category decreased $1,657,000, or 13.4%, which mainly resulted from competition from non-traditional credit sources. The real estate – construction category decreased $1,744,000, or 29.9%, as a result of the continued poor economic climate.

OTHER REAL ESTATE OWNED

During 2010, other real estate owned (OREO) decreased $887,000 to $1,443,000 at December 31, 2010, compared to $2,330,000 at December 31, 2009. The decrease was primarily attributable to the Bank being able to sell properties that were obtained from a real estate development loan client who ceased operations during the fourth quarter of 2009. During 2010, the Bank sold various properties from its OREO portfolio and recognized write-downs on properties held in OREO at December 31, 2010, resulting in an overall loss on sale or write-down of OREO of $239,000.

DEPOSITS AND OTHER INTEREST-BEARING LIABILITIES

Deposits and other interest-bearing liabilities at December 31, 2010 increased $8,052,000, or 1.9%, compared to December 31, 2009. Deposits and other interest-bearing liabilities serve as a primary source of cash flows to fund loan demand and are summarized in the following as of December 31:

	2010	2009	Percent Change
	(Dollars in thousands)		
Demand non-interest bearing	$ 61,409	$ 60,072	2.2%
Savings, NOW, and money market deposits	189,412	159,316	18.9%
Time deposits	133,336	151,331	(11.9)%
Total deposits	384,157	370,719	3.6%
Federal funds purchased and securities sold under repurchase agreements	20,989	16,375	28.2%
Federal Home Loan Bank borrowings	25,500	35,500	(28.2)%
Total deposits and other interest-bearing liabilities	$430,646	$422,594	1.9%

Demand non-interest bearing and savings, NOW, and money market deposits, and federal funds purchased and securities sold under repurchase agreements increased, and Federal Home Loan Bank borrowings and time deposits decreased in 2010. Federal Home Loan Bank borrowings decreased $10,000,000, due to a borrowing that matured in December 2010. The increase in demand non-interest bearing deposits of $1,337,000, along with the increase in savings, NOW, and money market deposits of $30,096,000, resulted from the Bank continuing to build strong relationships with its clients as well as a change in savings patterns experienced throughout the industry. Federal funds purchased and securities sold under repurchase agreements increased $4,614,000, or 28.2%, due to the influx of cash from our client base during 2010. The decrease in time deposits was due to the aforementioned all-time low interest rate environment.

STOCKHOLDERS' EQUITY

Croghan's stockholders' equity is summarized in the following at December 31:

	2010	2009
	(Dollars in thousands)	
Common stock	$23,926	$23,926
Surplus	179	179
Retained earnings	40,050	38,187
Accumulated other comprehensive income	507	1,044
Treasury stock	(8,149)	(7,209)
Total stockholders' equity	$56,513	$56,127

STOCKHOLDERS' EQUITY (CONTINUED)

Accumulated other comprehensive income consists of the net unrealized gain on securities classified as available-for-sale. At December 31, 2010, the Bank held $140,279,000 of available-for-sale securities with a net unrealized gain of $507,000, net of income taxes. This compares to available-for-sale securities of $105,792,000 at December 31, 2009, with a net unrealized gain of $1,044,000, net of income taxes. The $537,000 decrease in accumulated other comprehensive income was the result of customary and expected fluctuations in the bond market related to changes in interest rates during 2010. Since management believes that none of the Bank's investment securities holdings are in an unrealized loss position at December 31, 2010 and 2009 are other than temporarily impaired, there were no securities impairment charges made to operations in either 2010 or 2009.

Treasury stock at December 31, 2010 increased $940,000, or 13.0%, as compared to December 31, 2009. During 2010, Croghan repurchased 37,497 of its outstanding shares at an average price of $25.08 per share, all of which were maintained in treasury stock at December 31, 2010.

Bank holding companies, including Croghan, are subject to minimum capital requirements established by the Federal Reserve Board. Additionally, all insured depository institutions, including the Bank, are subject to the Federal Reserve Board's capital classification system that assigns institutions into one of the following categories: well capitalized, adequately capitalized, or undercapitalized. Failure of a bank or bank holding company to meet the adequately capitalized or minimum capital standards may result in the initiation of certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on an institution's financial statements.

The Federal Reserve Board's minimum Tier I risk-based and total risk-based capital ratios established for bank holding companies are 4% and 8%, respectively. At December 31, 2010, Croghan had a Tier I risk-based capital ratio of 14.1% and a total risk-based capital ratio of 15.4%. To be considered as "well capitalized" under prompt corrective action provisions, a bank must have a Tier I risk-based capital ratio (as defined) of at least 6% and a total capital ratio (as defined) of at least 10%. At December 31, 2010, the Bank was deemed "well capitalized" with a Tier I risk-based capital ratio of 12.5% and a total risk-based capital ratio of 14.3%. A detailed analysis of the capital amounts and related capital ratios for Croghan and the Bank is included in Note 17 to the Consolidated Financial Statements. Management believes that, as of December 31, 2010 and 2009, Croghan and the Bank met all applicable capital adequacy requirements.

LIQUIDITY

The Bank's primary sources of liquidity are derived from its core deposit base and stable stockholders' equity position. Secondary liquidity is provided by adjusting the daily federal funds sold position (when available), by actively managing the investment portfolio, and by adjusting federal funds purchased (borrowed) under established lines of credit from correspondent banks. At December 31, 2010, the Bank had established lines of credit with two correspondent banks to purchase federal funds, which are readily available on an unsecured short-term basis to meet daily liquidity needs as they arise. There were no federal funds purchased during 2010. The Bank had no federal funds purchased at December 31, 2010 and 2009. The Bank had additional borrowing capacity of $65,937,000 available from the Federal Home Loan Bank of Cincinnati. These funds can be drawn upon subject to adequate pledging of Federal Home Loan Bank stock and eligible residential mortgage loans.

Additionally, the Bank maintains a portion of its assets in liquid form to meet anticipated client loan demands and to fund possible deposit account outflows. At December 31, 2010, liquid assets in the form of cash and cash equivalents totaled $21,856,000, or 4.5%, of total assets. The Bank also had $140,279,000 of available-for-sale securities which management has no current plans of selling, but could provide liquidity should the need arise. Management believes these liquid assets, as well as a staggered maturity schedule for other borrowings, principal pay downs within the investment portfolio, and cash flow from loan repayments provide adequate liquidity for day-to-day operations.

The liquidity needs of Croghan, primarily the need to pay quarterly cash dividends to stockholders, are funded by upstream-dividends from the Bank. Dividends to the holding company from the Bank totaled $3,101,000 in 2010, $2,300,000 in 2009, and $2,897,000 in 2008. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations and to prudent and sound banking practices. In general, subject to certain minimum capital requirements, the Bank may declare a dividend at any time without the approval from the State of Ohio Division of Financial Institutions, provided its dividends in a calendar year do not exceed the total of its net profits for that year combined with its retained profits for the two preceding years. Under these provisions, the Bank had $1,663,000 available for dividends on January 1, 2011 and projects adequate income throughout 2011 to support Croghan's cash dividends to stockholders.

INTEREST RATE RISK

Interest rate risk is one of Croghan's most significant financial exposures. This risk, which is common to the financial institution sector, is an integral part of Croghan's operations and impacts the rate-pricing strategy for essentially all loan and deposit products. The management and oversight of interest rate risk, including the establishment of acceptable guidelines, is the responsibility of the Asset/Liability Management Committee (ALCO). The ALCO Committee, and the associated Asset/Liability Management Policy, seeks to quantify and monitor the risk, to adequately provide for liquidity needs, and to maximize net interest income by managing net interest yield.

Croghan monitors its interest rate risk through a sensitivity analysis, which strives to measure potential changes in future earnings and the fair values of its financial instruments that could result from hypothetical changes in interest rates. The first step in this analysis is to estimate the expected cash flows from Croghan's financial instruments using the interest rates in effect at December 31, 2010. To arrive at fair value estimates, the cash flows from Croghan's financial instruments are discounted to their approximated present values.

Hypothetical changes in interest rates are applied to those financial instruments, and the cash flows and fair value estimations are then simulated. When calculating the net interest income estimations, hypothetical rates are applied to the financial instruments based upon the assumed cash flows. The Bank has historically applied interest rate "shocks" to its financial instruments of 100 and 200 basis points (up and down) for its net interest income, and 200 basis points (up and down) for the value of its equity. In 2010 the Bank added 300 and 400 (up and down) shocks to its net interest income to further its monitoring process. As a continuation from 2009, interest rates were still below 1.0% at December 31, 2010, resulting in the sensitivity analysis not being able to be performed with respect to a negative change in market rates.

The following presents the potential sensitivity in the Bank's net interest income for a 100, 200, 300, and 400 basis-point (i.e., 1.0%, 2.0%, 3.0%, and 4.0%) change in market interest rates and the potential sensitivity in the present value of the Bank's equity for a sudden and sustained 200 basis-point (i.e., 2.0%) change in market interest rates (dollars in thousands):

	December 31, 2010		ALCO Guidelines
	Change in Dollars ($)	Change in Percent (%)	For the Change in Percent (%)
Annual Net Interest Income Impact			
For a Change of +100 Basis Points	352	.9	(5.0)
For a Change of –100 Basis Points	N/A	N/A	5.0
For a Change of +200 Basis Points	914	2.6	(7.5)
For a Change of –200 Basis Points	N/A	N/A	7.5
For a Change of +300 Basis Points	1,648	4.6	(10.0)
For a Change of –300 Basis Points	N/A	N/A	10.0
For a Change of +400 Basis Points	2,263	6.3	(15.0)
For a Change of –400 Basis Points	N/A	N/A	15.0
Impact on the Net Present Value of Equity			
For a Change of +200 Basis Points	(5,218)	(8.7)	(20.0)
For a Change of –200 Basis Points	N/A	N/A	20.0

The projected volatility of net interest income and the net present value of equity at December 31, 2010 were within Croghan's established guidelines. The preceding analysis encompasses the use of a variety of assumptions, including the relative levels of market interest rates, loan prepayments, and the possible reaction of depositors to changes in interest rates. The analysis simulates possible outcomes and should not be relied upon as being indicative of actual results. Additionally, the analysis does not necessarily contemplate all of the actions that Croghan could undertake in response to changes in market interest rates.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS, AND CONTINGENT LIABILITIES AND COMMITMENTS

The following summarizes Croghan's loan commitments, including letters of credit, as of December 31, 2010 (dollars in thousands):

Type of Commitment	Total Amount	Amount of Commitment to Expire Per Period			
		Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Commercial lines of credit	$36,916	$33,610	$3,116	$ -	$ 190
Real estate lines of credit	25,017	518	409	584	23,506
Consumer lines of credit	997	997	-	-	-
Credit card lines of credit	10,394	10,394	-	-	-
Guarantees	-	-	-	-	-
Total Commitments	$73,324	$45,519	$3,525	$584	$23,696

Croghan had $73,324,000 in total loan commitments at December 31, 2010, including $45,519,000 expiring within one year. All lines of credit represent either fee-paid or legally binding loan commitments for the loan categories noted. Letters of credit are also included in the amounts noted below, since Croghan requires that each letter of credit be supported by a loan agreement. Commercial and consumer lines represent both unsecured and secured obligations. Real estate lines are secured by mortgages on residential and non-residential property. Credit card lines are made on an unsecured basis. It is anticipated that a significant portion of these lines will expire without being drawn upon, particularly credit card lines, which represent the maximum amount available to all cardholders. Additionally, $27,256,000 of the commercial lines are due on demand, with many of those lines established for seasonal operating purposes.

The following summarizes Croghan's other contractual obligations as of December 31, 2010 (dollars in thousands):

Contractual Obligations	Total Amount	Payments Due by Period			
		Less Than 1 Year	1-3 Years	4-5 Years	Over 5 Years
Long-term debt	$25,500	$13,000	$7,500	$ -	$5,000
Capital leases	-	-	-	-	-
Operating leases	316	55	159	88	14
Unconditional purchase obligations	-	-	-	-	-
Other	748	-	-	-	748
Total Obligations	$26,564	$13,055	$7,659	$88	$5,762

Long-term debt represents borrowings from the Federal Home Loan Bank of Cincinnati which requires payment of interest on a monthly basis with principal due at maturity. The obligations are at fixed interest rates and stipulate a prepayment penalty if the respective note's interest rate exceeds the current market rate for similar borrowings at the time of prepayment. As notes mature, Croghan evaluates the liquidity and interest-rate circumstances at that point in time to determine whether to pay off or renew the notes. The evaluation process typically includes: the strength of current and projected client loan demand, Croghan's federal funds sold or purchased position, projected cash flows from maturing investment securities, the current and projected market interest rate environment, local and national economic conditions, and client demand for Croghan's deposit product offerings.

Croghan had no capital leases or unconditional purchase obligations as of December 31, 2010. Additionally, obligations pertaining to deposits or federal funds purchased and securities sold under repurchase agreements are not included. Croghan's operating lease obligations include the Port Clinton banking center, located in a retail supermarket in the Knollcrest Shopping Center, and an ATM site north of Fremont. Croghan also has various future operating lease obligations aggregating $140,000 at December 31, 2010 for photocopying and mail processing equipment which are not included in the table.

The "Other" contractual obligations totaling $748,000 represent projected payments for the periods indicated to various participants and their designated beneficiaries in the Bank's various supplemental retirement benefit plans. Of this amount, $183,000 has been accrued as a liability as of December 31, 2010.

IMPACT OF RECENT ACCOUNTING STANDARDS

A summary of new accounting standards adopted or subject to adoption in 2010, as well as newly-issued but not effective accounting standards at December 31, 2010, is presented in Notes 2 and 23, respectively, to the Consolidated Financial Statements.

SIGNIFICANT ACCOUNTING POLICIES

Croghan's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices for the commercial banking industry. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements. These estimates, assumptions, and judgments are based upon the information available as of the date of the financial statements.

The most significant accounting policies followed by Croghan are presented in Note 1 to the Consolidated Financial Statements. These policies, along with the other disclosures presented in the Notes to the Consolidated Financial Statements and in Management's Discussion and Analysis, provide information about how significant assets and liabilities are valued in the financial statements and how those values are determined. Management has identified the determination of the allowance for loan losses as the accounting area that requires the most subjective and complex estimates, assumptions, and judgments and, as such, could be the most subject to revision in the near term as new information becomes available. Additionally, management has identified the determination of the value of goodwill as another accounting area that requires complex estimates, assumptions, and judgments.

As noted in the section entitled "Provision for Loan Losses and the Allowance for Loan Losses", Croghan performs a detailed quarterly analysis to assess the adequacy of its allowance for loan losses. This analysis encompasses a variety of factors including the potential loss exposure for individually reviewed loans, the historical loss experience for each loan category (i.e., commercial, real estate, and consumer), the volume of nonperforming loans (i.e., loans in nonaccrual status or past due 90 days or more), the volume of loans past due 30 to 89 days, a segmentation of each loan category by internally-assigned risk grades, any significant changes in lending or loan review staff, an evaluation of current and future local and national economic conditions, any significant changes in the volume or mix of loans within each category, a review of the significant concentrations of credit, and any legal, competitive, or regulatory concerns.

A goodwill evaluation is performed as of July 1 of each year. The evaluation process provides data to substantiate the balance in goodwill by estimating Croghan's implied market value based upon recent bank merger and acquisition transactions. If the results indicate that Croghan's estimated implied value is greater than its total stockholder's equity plus goodwill as of the evaluation date, then no impairment exists. To date, none of Croghan's goodwill evaluations have revealed the need for an impairment charge. On July 1, 2009, Croghan had an independent valuation specialist, which supported management's assessment that no impairment adjustments to goodwill were warranted. Management does not believe that any significant conditions have changed relating to the goodwill impairment through December 31, 2010.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of Croghan Bancshares, Inc. is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with U.S. generally accepted accounting principles. Internal control over financial reporting of Croghan Bancshares, Inc. and its subsidiary (the "Corporation") includes those policies and procedures that:

(1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Corporation;

(2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Corporation are being made only in accordance with authorizations of management and directors of the Corporation; and

(3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Corporation's assets that could have a material effect on the financial statements.

With the supervision and participation of our President and Chief Executive Officer and our Treasurer, management assessed the effectiveness of the Corporation's internal control over financial reporting as of December 31, 2010. In making this assessment, management used the criteria set forth for effective internal control over financial reporting as described in the "Internal Control Integrated Framework," issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concluded that the Corporation's system of internal control over financial reporting is effective as of December 31, 2010.

This Annual Report does not include an attestation report of the Corporation's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Corporation's registered public accounting firm pursuant to rules of the Securities and Exchange Commission that permit the Corporation to provide only management's report in this Annual Report.





Rick M. Robertson
President and Chief Executive Officer

Kendall W. Rieman
Treasurer

February 11, 2011

Clifton Gunderson LLP
Certified Public Accountants & Consultants

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Croghan Bancshares, Inc.
Fremont, Ohio

We have audited the accompanying consolidated balance sheets of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2010. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Croghan Bancshares, Inc. and its subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Clifton Gunderson LLP

Toledo, Ohio
March 28, 2011

CROGHAN BANCSHARES, INC.

CONSOLIDATED BALANCE SHEETS

ASSETS	December 31, 2010	December 31, 2009
	(Dollars in thousands, except par value)	
CASH AND CASH EQUIVALENTS	$ 21,856	$ 16,724
SECURITIES		
Available-for-sale, at fair value	140,279	105,792
Held-to-maturity, at amortized cost, fair value of $505 in 2010 and $526 in 2009	500	502
Restricted stock	3,844	3,844
Total securities	144,623	110,138
LOANS	293,305	324,484
Less: Allowance for loan losses	4,955	4,433
Net loans	288,350	320,051
PREMISES AND EQUIPMENT, NET	6,613	6,863
CASH SURRENDER VALUE OF LIFE INSURANCE	11,357	10,946
GOODWILL	10,430	10,430
CORE DEPOSIT INTANGIBLE ASSET, NET	115	173
ACCRUED INTEREST RECEIVABLE	1,980	1,857
OTHER REAL ESTATE OWNED	1,443	2,330
OTHER ASSETS	2,960	2,476
TOTAL ASSETS	$489,727	$481,988
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits:		
Demand, non-interest bearing	$ 61,409	$ 60,072
Savings, NOW, and Money Market deposits	189,412	159,316
Time	133,336	151,331
Total deposits	384,157	370,719
Federal funds purchased and securities sold under repurchase agreements	20,989	16,375
Federal Home Loan Bank borrowings	25,500	35,500
Dividends payable	536	549
Other liabilities	2,032	2,718
Total liabilities	433,214	425,861
STOCKHOLDERS' EQUITY		
Common stock, $12.50 par value. Authorized 6,000,000 shares; issued 1,914,109 shares	23,926	23,926
Surplus	179	179
Retained earnings	40,050	38,187
Accumulated other comprehensive income	507	1,044
Treasury stock, 237,729 shares in 2010 and 200,232 shares in 2009, at cost	(8,149)	(7,209)
Total stockholders' equity	56,513	56,127
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$489,727	$481,988

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years ended December 31,		
	2010	2009	2008
	(Dollars in thousands, except per share data)		
INTEREST INCOME			
Loans, including fees	$18,156	$20,305	$22,677
Securities:			
Obligations of U.S. Government agencies and corporations	2,640	2,311	2,037
Obligations of states and political subdivisions	1,703	1,064	798
Other	215	220	233
Federal funds sold	-	-	71
Deposits in other banks	25	26	76
Total interest income	22,739	23,926	25,892
INTEREST EXPENSE			
Deposits	3,728	4,842	6,744
Other borrowings	1,357	1,433	1,416
Total interest expense	5,085	6,275	8,160
Net interest income	17,654	17,651	17,732
PROVISION FOR LOAN LOSSES	1,675	3,000	1,550
Net interest income, after provision for loan losses	15,979	14,651	16,182
NON-INTEREST INCOME			
Trust income	1,026	898	865
Service charges on deposit accounts	1,460	1,491	1,569
Gain on sale of loans	282	289	-
Gain on sale of securities	11	-	19
Other	1,001	910	961
Total non-interest income	3,780	3,588	3,414
NON-INTEREST EXPENSES			
Salaries, wages, and employee benefits	8,271	7,574	7,621
Occupancy of premises	838	834	900
Amortization of core deposit intangible asset	58	57	58
Other operating	5,565	5,716	4,947
Total non-interest expenses	14,732	14,181	13,526
Income before federal income taxes	5,027	4,058	6,070
FEDERAL INCOME TAXES	1,003	952	1,718
NET INCOME	$ 4,024	$ 3,106	$ 4,352
NET INCOME PER SHARE, based on 1,692,307 shares in 2010 1,719,509 shares in 2009 1,732,611 shares in 2008	$ 2.38	$ 1.81	$ 2.51

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years ended December 31, 2010, 2009, and 2008

	Common stock	Surplus	Retained earnings	Accumulated other comprehensive income	Treasury stock	Total
	(Dollars in thousands, except per share data)					
BALANCE AT DECEMBER 31, 2007	**$23,926**	**$179**	**$35,292**	**$ 157**	**$(6,266)**	**$53,288**
Cumulative effect of change in accounting principle, net of income taxes	-	-	(149)	-	-	(149)
Comprehensive income:						
Net income	-	-	4,352	-	-	4,352
Change in net unrealized gain, net of reclassification adjustments and related income taxes	-	-	-	314	-	314
Total comprehensive income						4,666
Purchase of 24,560 treasury shares	-	-	-	-	(772)	(772)
Cash dividends declared, $1.28 per share	-	-	(2,214)	-	-	(2,214)
BALANCE AT DECEMBER 31, 2008	**23,926**	**179**	**37,281**	**471**	**(7,038)**	**54,819**
Comprehensive income:						
Net income	-	-	3,106	-	-	3,106
Change in net unrealized gain, net of related income taxes	-	-	-	573	-	573
Total comprehensive income						3,679
Purchase of 6,981 treasury shares	-	-	-	-	(171)	(171)
Cash dividends declared, $1.28 per share	-	-	(2,200)	-	-	(2,200)
BALANCE AT DECEMBER 31, 2009	**23,926**	**179**	**38,187**	**1,044**	**(7,209)**	**56,127**
Comprehensive income:						
Net income	-	-	4,024	-	-	4,024
Change in net unrealized gain, net of related income taxes	-	-	-	(537)	-	(537)
Total comprehensive income						3,487
Purchase of 37,497 treasury shares	-	-	-	-	(940)	(940)
Cash dividends declared, $1.28 per share	-	-	(2,161)	-	-	(2,161)
BALANCE AT DECEMBER 31, 2010	**$23,926**	**$179**	**$40,050**	**$ 507**	**$(8,149)**	**$56,513**

The accompanying notes are an integral part of the consolidated financial statements.

CROGHAN BANCSHARES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,		
	2010	2009	2008
	(Dollars in thousands)		
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 4,024	$ 3,106	$ 4,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	846	975	1,073
Provision for loan losses	1,675	3,000	1,550
Deferred federal income taxes	(303)	(441)	(149)
Gain on sale of loans	(282)	(289)	-
Loss on sale or write-down of other real estate owned	30	24	-
Federal Home Loan Bank stock dividends	-	-	(100)
Increase in cash value of life insurance	(411)	(345)	(374)
Net amortization of security premiums and discounts	1,196	314	75
Provision for deferred compensation	2	8	142
Gain on sale of securities	(11)	-	(19)
Gain on disposal of premises	-	(39)	-
Proceeds from sale of loans, net of originations	201	180	-
Decrease (increase) in accrued interest receivable	(123)	17	42
Decrease (increase) in other assets	(116)	(1,767)	23
Increase (decrease) in other liabilities	(345)	175	174
Net cash provided by operating activities	6,383	4,918	6,789
CASH FLOWS FROM INVESTING ACTIVITIES			
Proceeds from maturities of securities	24,093	23,036	14,111
Proceeds from sales of available-for-sale securities	1,996	-	3,899
Proceeds from sale of other real estate owned	1,738	82	246
Proceeds from disposal of premises and equipment	-	67	124
Purchases of available-for-sale securities	(62,573)	(59,523)	(38,993)
Purchase of restricted stock	-	(115)	-
Net decrease (increase) in loans	29,145	20,953	(1,080)
Additions to premises and equipment	(515)	(621)	(667)
Net cash used in investing activities	(6,116)	(16,121)	(22,360)

CROGHAN BANCSHARES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

	Years ended December 31,		
	2010	**2009**	**2008**
	(Dollars in thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES			
Net increase (decrease) in deposits	$13,438	$25,642	$(17,756)
Increase (decrease) in federal funds purchased and securities sold under repurchase agreements	4,614	(976)	6,245
Borrowed funds:			
Proceeds	-	2,000	15,000
Repayments	(10,000)	(6,000)	-
Cash dividends paid	(2,174)	(2,202)	(2,204)
Purchase of treasury stock	(940)	(171)	(772)
Payment of deferred compensation	(73)	(498)	(159)
Net cash provided by financing activities	4,865	17,795	354
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	5,132	6,592	(15,217)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	16,724	10,132	25,349
CASH AND CASH EQUIVALENTS AT END OF YEAR	$21,856	$16,724	$10,132
SUPPLEMENTAL DISCLOSURES			
Cash paid during the year for:			
Interest	$ 6,314	$ 7,094	$ 8,240
Federal income taxes	$ 1,641	$ 1,400	$ 1,790
Non-cash operating activities:			
Change in deferred income taxes on net unrealized gain on available-for-sale securities	$ (276)	$ (296)	$ (161)
Cumulative effect of change in accounting principle – other liabilities	$ -	$ -	$ (226)
Deferred income taxes on cumulative effect of change in accounting principle	$ -	$ -	$ 77
Non-cash investing activity:			
Change in net unrealized gain on available-for-sale securities	$ 813	$ 869	$ 475
Non-cash operating and investing activity:			
Transfer of loans to other real estate owned	$ 881	$ 2,142	$ 540

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Croghan Bancshares, Inc. (the "Corporation") was incorporated on September 27, 1983 in the state of Ohio. The Corporation is a bank holding company and has one wholly-owned subsidiary, The Croghan Colonial Bank (the "Bank"). The Corporation, through its subsidiary, operates in one industry segment, the commercial banking industry. The Bank, an Ohio chartered bank organized in 1888, has its main office in Fremont, Ohio and has branch offices located in Bellevue, Clyde, Custar, Fremont, Green Springs, Monroeville, Norwalk, and Port Clinton, Ohio. The Bank's primary source of revenue is providing loans to clients primarily located in Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and the northwest portion of Huron County, which includes the Cities of Bellevue and Norwalk and the Village of Monroeville. Such clients are predominantly small and middle-market businesses and individuals.

Significant accounting policies followed by the Corporation are presented below.

Use of Estimates in Preparing Financial Statements

In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during each reporting period. Actual results could differ from those estimates. The most significant estimates susceptible to significant change in the near term relate to the determination of the allowance for loan losses and valuation of goodwill.

Principles of Consolidation

The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

The Bank established a trust department in 1990 and the assets held by the Bank in fiduciary or agency capacities for its clients are not included in the consolidated balance sheets as such items are not assets of the Bank.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, cash and cash equivalents include cash on hand, amounts due from banks, and federal funds sold which mature overnight or within four days.

Restrictions on Cash

The Bank was required to have $275,000 of non-interest bearing cash on hand or on deposit with the Federal Reserve Bank to meet regulatory reserve and clearing requirements at December 31, 2010 and 2009.

Securities

The Bank has designated substantially all securities as available-for-sale. The Bank has one security designated as held-to-maturity, which is carried at amortized cost. Securities designated as available-for-sale are carried at fair value, with unrealized gains and losses, net of applicable income taxes, on such securities recognized as a separate component of stockholders' equity.

The cost of debt securities classified as held-to-maturity or available-for-sale is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion is included in interest income from securities, principally using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Corporation to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Restricted stock consists primarily of Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. Such securities are carried at cost and evaluated for impairment on an annual basis.

Gains and losses on sales of securities are recorded on the trade date, using the specific identification method, and are included in non-interest income.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are stated at their outstanding principal balances, adjusted for charge-offs, the allowance for loan losses, and any deferred loan fees or costs on originated loans. Interest is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield of the related loan.

The accrual of interest on real estate and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Personal loans are typically charged-off no later than 120 days past due and credit card loans are typically charged-off no later than 180 days past due. All interest accrued but not collected for loans that are placed on nonaccrual or charged-off is reversed against interest income. The interest on nonaccrual loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to income. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

The allowance consists of specific, general and secondary components. For loans that are classified as impaired, a specific reserve is established when the discounted cash flow (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers classified (i.e., substandard or special mention) loans which are not impaired, as well as non-classified loans and is generally based on historical loss experience adjusted for qualitative factors. The secondary component is maintained to cover economic and other external factors that could affect management's estimate of probable losses and considers the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating specific and general losses in the portfolio.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential mortgage loans for impairment disclosures.

Premises and Equipment

Premises and equipment is stated at cost, less accumulated depreciation. Upon the sale or disposition of the assets, the difference between the depreciated cost and proceeds is charged or credited to income. Depreciation is determined based on the estimated useful lives of the individual assets (typically 20 to 40 years for buildings and 3 to 10 years for equipment) and is computed primarily using the straight-line method.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance is carried at the cash value of the underlying policies. Income on the investments in the policies, net of insurance costs, is recorded as non-interest income.

Goodwill and Core Deposit Intangible Asset

Goodwill, resulting from the 1996 purchase of Union Bancshares Corp. and the 2005 purchase of The Custar State Bank, is tested for impairment at least annually to determine if an impairment loss has occurred. The core deposit intangible asset arising from the 2005 purchase of The Custar State Bank is being amortized over an eight-year period on a straight-line basis. Estimated future amortization of the core deposit intangible asset is $57,000 in 2011 and $58,000 in 2012.

Other Real Estate Owned

Assets acquired through or in lieu of foreclosure are initially recorded at fair value, less estimated costs to sell, and any loan balance in excess of fair value is charged to the allowance for loan losses. Subsequent valuations are periodically performed and any further write-downs are included in other operating expenses, as are gains or losses upon sale and expenses related to maintenance of the properties.

Servicing

Mortgage servicing rights are recognized as an asset when acquired through sale of loans. Capitalized servicing rights are reported in other assets and amortized to expense in proportion to, and over the period of, the estimated future net servicing income of the underlying loans. Mortgage servicing rights are evaluated for impairment based upon the estimated fair value of the rights as compared to amortized cost. Fair value is determined based upon estimated discounted cash flows using market-based assumptions. Impairment is recognized through a valuation allowance to the extent that fair value is less than the capitalized amount.

Servicing fee income is recorded for fees earned for servicing loans and is included in other operating income, net of amortization of mortgage servicing rights.

Off-Balance Sheet Credit Related Financial Instruments

In the ordinary course of business, the Bank has entered into commitments to extend credit, including commitments under credit card arrangements, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded when they are funded.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Supplemental Retirement Benefits

Annual provisions are made for the estimated liability for accumulated supplemental retirement benefits under agreements with various officers and employees. These provisions are determined based on the terms of the agreements, as well as certain assumptions including estimated service periods and discount rates.

Advertising Costs

All advertising costs are expensed as incurred.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Federal Income Taxes

Deferred income taxes are provided on temporary differences between financial statement and income tax reporting. Temporary differences are differences between the amounts of assets and liabilities reported for financial statement purposes and their tax bases. Deferred tax assets are recognized for temporary differences that will be deductible in future years' tax returns and for operating loss and tax credit carryforwards. Deferred tax assets are reduced by a valuation allowance if it is deemed more likely than not that some or all of the deferred tax assets will not be realized. Deferred tax liabilities are recognized for temporary differences that will be taxable in future years' tax returns. Benefits from tax positions taken or expected to be taken in a tax return are not recognized if the likelihood that the tax position would be sustained upon examination by a taxing authority is considered to be 50% or less. Interest and penalties resulting from the filing of income tax returns is a component of income tax expenses.

The Bank is not currently subject to state and local income taxes.

Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income.

Per Share Data

Net income per share is computed based on the weighted average number of shares of common stock outstanding during each year. Dividends per share are based on the number of shares outstanding at the declaration date.

Reclassifications

Certain reclassifications of the 2009 amounts have been made to conform with the 2010 presentation.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY DEVELOPMENTS

New Accounting Pronouncements

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 860-10 addresses accounting for transfers of financial assets. Among other requirements, the ASC removes the concept of a qualifying special-purpose entity and removes the exception from applying consolidation of variable interest entities to qualifying special-purpose entities. The objective is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor's continuing involvement, if any, in transferred financial assets. Among other things, ASC 860-10 applies to any transfer of financial assets, which for the Corporation primarily relates to loan participations sold. The adoption of ASC 860-10, effective January 1, 2010, did not have any impact on the Corporation's December 31, 2010 consolidated financial statements since the Bank did not sell any loan participations during the year ended.

In January 2010, the FASB issued Accounting Standards Update (ASU) No. 2010-06, *Fair Value Measurements and Disclosures*, which provides amendments to ASC 820-10 and is intended to improve disclosure requirements related to fair value measurements. ASU 2010-06 clarifies that a reporting entity should provide fair value measurement disclosures for each class of assets and liabilities measured at fair value. A class is often a subset of assets or liabilities within a line item in the statement of financial position. Reporting entities should also provide disclosures about the valuation techniques and inputs used to measure fair value for fair value measurements falling within Level 2 or 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years, and have not had any impact on the Corporation's financial position or results of operations.

NOTE 2 – NEW ACCOUNTING PRONOUNCEMENTS AND REGULATORY DEVELOPMENTS (CONTINUED)

In July 2010, the FASB issued ASU 2010-20, *Disclosure about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.* The new guidance increased disclosures made about the credit quality of loans and the allowance for credit losses. The disclosures provide additional information about the nature of credit risk inherent in the Corporation's loans, how credit risk is analyzed and assessed, and the reasons for the change in the allowance for loan losses. The requirements are effective for the Corporation's year ended December 31, 2010. The Corporation has provided additional disclosure in Note 5 to provide the additional information required by ASU 2010-20 excluding additional disclosures initially required regarding troubled debt restructurings that were subsequently deferred by ASU 2011-01 issued in January 2011.

Regulatory Developments

On July 21, 2010, President Obama signed into law the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Act"), which brings significant financial reform. Among other things, the law:

- Creates a Financial Services Oversight Council to identify emerging systemic risks and improve interagency cooperation;
- Creates a Consumer Financial Protection Agency authorized to promulgate and enforce consumer protection regulations relating to financial products, which would affect both banks and non-bank finance companies;
- Establishes strengthened capital standards for banks and bank holding companies, and disallows trust preferred securities from being included in the Tier 1 capital determination for certain financial institutions;
- Enhances regulation of financial markets, including derivatives and securitization markets;
- Contains a series of provisions covering mortgage loan origination standards affecting, among other things, originator compensation, minimum repayment standards, and prepayments;
- Grants the Board of Governors of the Federal Reserve System the power to regulate debit card interchange fees;
- Prohibits certain trading activities by banks;
- Permanently increases the maximum standard FDIC deposit insurance amount to $250,000; and
- Creates an Office of National Insurance within the U.S. Department of Treasury.

While the provisions of the Act receiving the most public attention have generally been those more likely to affect larger institutions, the Act also contains many provisions which will affect smaller institutions such as the Corporation in substantial and unpredictable ways. Consequently, compliance with the Act's provisions may curtail the Corporation's revenue opportunities, increase its operating costs, require it to hold higher levels of regulatory capital and/or liquidity, or otherwise adversely affect the Corporation's business or financial results in the future. The Corporation's management is actively reviewing the provisions of the Act and assessing its probable impact on the Corporation's business, financial condition, and result of operations. However, because many aspects of the Act are subject to future rulemaking, it is difficult to precisely anticipate its overall financial impact on the Corporation and the Bank at this time.

NOTE 3 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents as of December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(Dollars in thousands)	
Cash and due from banks	$15,592	$15,928
Interest-bearing deposits in other banks	6,264	796
Total	$21,856	$16,724

NOTE 4 - SECURITIES

The amortized cost and fair value of securities as of December 31, 2010 and 2009 follows:

	2010		2009	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ 81,845	$ 83,006	$ 65,927	$ 66,729
Obligations of states and political subdivisions	57,316	56,923	37,933	38,713
Other	350	350	350	350
Total available-for-sale	139,511	140,279	104,210	105,792
Held-to-maturity – corporate debt obligation	500	505	502	526
Restricted stock	3,844	3,844	3,844	3,844
Total	$143,855	$144,628	$108,556	$110,162

A summary of gross unrealized gains and losses on securities at December 31, 2010 and 2009 follows:

	2010		2009	
	Gross unrealized gains	Gross unrealized losses	Gross unrealized gains	Gross unrealized losses
	(Dollars in thousands)			
Available-for-sale:				
Obligations of U.S. Government agencies and corporations	$1,558	$ 396	$ 1,153	$ 351
Obligations of states and political subdivisions	725	1,119	871	91
Total available-for-sale	2,283	1,515	2,024	442
Held-to-maturity – corporate debt obligation	5	-	24	-
Total	$2,288	$1,515	$2,048	$442

The amortized cost and fair value of securities at December 31, 2010, by contractual maturity, are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Available-for-sale		Held-to-maturity	
	Amortized cost	Fair value	Amortized cost	Fair value
	(Dollars in thousands)			
Due in one year or less	$ 3,930	$ 3,939	$500	$505
Due after one year through five years	16,088	16,646	-	-
Due after five years through ten years	28,389	28,747	-	-
Due after ten years	90,754	90,597	-	-
Other equity security having no maturity date	350	350	-	-
Total	$ 139,511	$140,279	$500	$505

NOTE 4 - SECURITIES (CONTINUED)

Securities with a carrying value of $99,389,000 at December 31, 2010 and $72,201,000 at December 31, 2009 were pledged to secure public deposits and for other purposes as required or permitted by law.

Restricted stock primarily consists of investments in Federal Home Loan Bank of Cincinnati and Federal Reserve Bank of Cleveland stock. The Bank's investment in Federal Home Loan Bank of Cincinnati stock amounted to $2,551,000 at December 31, 2010 and 2009. The Bank's investment in Federal Reserve Bank of Cleveland stock amounted to $1,118,000 at December 31, 2010 and 2009.

Gross gains realized from sales of securities available-for-sale amounted to $11,000 in 2010 and $26,000 in 2008, with the income tax provision applicable to such gains amounting to $4,000 and $9,000, respectively. There was no loss on sale of securities in 2010 and gross losses realized from sales of securities available-for-sale amounted to $7,000 in 2008, with the income tax provision applicable to such losses amounting to $2,000. There were no gross gains or losses realized from sales of securities available-for-sale for 2009.

The following presents gross unrealized losses and fair value of securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2010 and 2009:

Securities in a continuous unrealized loss position

	Less than 12 months		12 months or more		Total	
	Unrealized losses	**Fair value**	**Unrealized losses**	**Fair value**	**Unrealized losses**	**Fair value**
			(Dollars in thousands)			
2010						
Obligations of U.S. Government agencies and corporations	$ 351	$24,777	$45	$3,116	$ 396	$27,893
Obligations of states and political subdivisions	1,119	27,145	-	-	1,119	27,145
Total temporarily impaired securities	$1,470	$51,922	$45	$3,116	$1,515	$55,038
2009						
Obligations of U.S. Government agencies and corporations	$ 295	$26,151	$56	$1,931	$ 351	$28,082
Obligations of states and political subdivisions	84	7,678	7	226	91	7,904
Total temporarily impaired securities	$ 379	$33,829	$63	$2,157	$ 442	$35,986

At December 31, 2010, there were 71 securities in an unrealized loss position, with two being in a continuous unrealized loss position for twelve months or more. When evaluating these securities for impairment, management considers the issuer's financial condition, whether the securities are issued by federally-sponsored government agencies or political subdivisions, whether downgrades by the bond rating agencies have occurred, industry analyst reports, and volatility in the bond market. Management has concluded that the unrealized losses as of December 31, 2010 were primarily the result of customary and expected fluctuations in the bond market related to changes in interest rates. As management has the ability and intent to hold debt securities until maturity, or for a period of time sufficient to allow for any anticipated recovery in fair value for securities classified as available-for-sale, all security impairments as of December 31, 2010 are considered temporary.

NOTE 5 - LOANS

Loans at December 31, 2010 and 2009 consisted of the following:

	2010	2009
	(Dollars in thousands)	
Commercial, financial, and agricultural	$ 21,576	$ 27,311
Real estate:		
Residential	114,268	129,931
Non-residential	140,103	146,485
Construction	4,084	5,828
Consumer	10,676	12,333
Credit card	2,598	2,596
Total	$293,305	$324,484

Fixed-rate loans amounted to $97,789,000 at December 31, 2010 and $95,772,000 at December 31, 2009.

The following presents the balances in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2010:

	Commercial	Residential real estate	Non-residential real estate	Construction real estate	Consumer	Credit card	Total
			(Dollars in thousands)				
Allowance for loan losses:							
Ending allowance balance attributable to loans:							
Individually evaluated for impairment	$ 39	$ 338	$ 377	$ 210	$ -	$ -	$ 964
Collectively evaluated for impairment	503	1,519	1,672	137	85	75	3,991
Total	$ 542	$ 1,857	$ 2,049	$ 347	$ 85	$ 75	$ 4,955
Loans:							
Loans individually evaluated for impairment	$ 238	$ 2,108	$ 12,030	$1,665	$ -	$ -	$ 16,041
Loans collectively evaluated for impairment	21,338	112,160	128,073	2,419	10,676	2,598	277,264
Total	$21,576	$114,268	$140,103	$4,084	$10,676	$2,598	$293,305

NOTE 5 - LOANS (CONTINUED)

The following represents loans individually evaluated for impairment by class of loans as of December 31, 2010:

	Unpaid principal balance	Recorded investment	Allowance for loan losses allocated
		(Dollars in thousands)	
With no related allowance recorded:			
Agricultural loans	$ -	$ -	$ -
Commercial loans	116	116	-
Commercial overdraft LOC	-	-	-
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	24	24	-
1 – 4 family real estate (1st mortgages)	407	397	-
1 – 4 family real estate (Jr. mortgages)	-	-	-
Multifamily real estate	-	-	-
Farm real estate	-	-	-
Non-farm/non-residential real estate	9,215	9,149	-
Construction real estate	-	-	-
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	-	-	-
Consumer loans – mobile home	-	-	-
Consumer loans – home improvement	-	-	-
Consumer loans – other	-	-	-
MasterCard/VISA	-	-	-
With an allowance recorded:			
Agricultural loans	-	-	-
Commercial loans	58	58	9
Commercial overdraft LOC	64	64	30
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	48	17	6
1 – 4 family real estate (1st mortgages)	1,683	1,548	300
1 – 4 family real estate (Jr. mortgages)	122	122	32
Multifamily real estate	-	-	-
Farm real estate	-	-	-
Non-farm/non-residential real estate	3,484	2,881	377
Construction real estate	1,845	1,665	210
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	-	-	-
Consumer loans – mobile home	-	-	-
Consumer loans – home improvement	-	-	-
Consumer loans – other	-	-	-
MasterCard/VISA	-	-	-
Total	$17,066	$16,041	$964

NOTE 5 - LOANS (CONTINUED)

Croghan categorizes loans into risk categories based on relevant information about the ability of the borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Bank uses the following definitions for risk ratings:

- **Special Mention** – Loans classified special mention possess some credit deficiency or potential weakness that deserves close attention, but which do not yet warrant substandard classification. Such loans pose unwarranted financial risk that, if not corrected, could weaken the loan and increase risk of losses in the future.

- **Substandard** – Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans classified as substandard have well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are categorized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

- **Doubtful** – Loans classified as doubtful have all of the weaknesses of those classified as substandard. Additionally, however, these weaknesses make collection or liquidation in full based on existing conditions improbable.

Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans. The following presents loans as of December 31, 2010 that are collectively evaluated for impairment and are considered not impaired. Investments in each category found below do not include loans that are deemed impaired and analyzed individually for impairment which were presented previously:

	Pass	Special mention	Sub-standard	Doubtful	Not rated
	(Dollars in thousands)				
Agricultural loans	$ 2,366	$ -	$ -	$ -	$ -
Commercial loans	17,407	143	249	-	-
Commercial overdraft LOC	-	-	-	-	268
Commercial non-profit/political subdivisions	906	-	-	-	-
Open-end home equity	22,301	165	229	-	-
1 – 4 family real estate (1st mortgages)	78,982	2,700	3,399	-	-
1 – 4 family real estate (Jr. mortgages)	4,103	61	219	-	-
Multifamily real estate	9,771	-	2,994	-	-
Farm real estate	8,579	64	79	-	-
Non-farm/non-residential real estate	94,428	4,218	7,941	-	-
Construction real estate	1,221	224	973	-	-
Consumer loans – vehicle	2,414	13	9	-	-
Consumer overdraft LOC	-	-	-	-	172
Consumer loans – mobile home	706	7	-	-	-
Consumer loans – home improvement	103	-	-	-	-
Consumer loans – other	7,160	43	49	-	-
MasterCard/VISA	-	-	-	-	2,598
Total	$250,447	$7,638	$16,141	$ -	$3,038

The Bank's investment in impaired loans, including troubled debt restructurings, amounted to $8,792,000 at December 31, 2010 and $9,094,000 at December 31, 2009. The following is provided with respect to impaired loans:

	2010	2009	2008
	(Dollars in thousands)		
Average investment in impaired loans	$6,392	$7,396	$4,033
Interest income recognized on impaired loans	$ 345	$ 237	$ 231
Interest income recognized on a cash basis on impaired loans	$ 36	$ 33	$ 39

NOTE 5 - LOANS (CONTINUED)

The following presents the recorded investment by class of loans which are not on nonaccrual and have collectively been evaluated for impairment. These loans are pass rated loans as of December 31, 2010:

	30 – 89 days past due	90+ days past due	Total past due	Not past due	Total
		(Dollars in thousands)			
Agricultural loans	$ -	$ -	$ -	$ 2,366	$ 2,366
Commercial loans	28	-	28	17,772	17,800
Commercial overdraft LOC	-	-	-	268	268
Commercial non-profit/political subdivisions	-	-	-	906	906
Open-end home equity	184	27	211	22,484	22,695
1 – 4 family real estate (1st mortgages)	1,823	520	2,343	82,738	85,081
1 – 4 family real estate (Jr. mortgages)	57	31	88	4,295	4,383
Multifamily real estate	-	-	-	12,764	12,764
Farm real estate	64	-	64	8,658	8,722
Non-farm/non-residential real estate	253	-	253	106,333	106,586
Construction real estate	-	-	-	2,419	2,419
Consumer loans – vehicle	27	-	27	2,409	2,436
Consumer overdraft LOC	1	3	4	168	172
Consumer loans – mobile home	5	-	5	708	713
Consumer loans – home improvement	-	-	-	103	103
Consumer loans – other	63	1	64	7,188	7,252
MasterCard/VISA	-	4	4	2,594	2,598
Total	$2,505	$586	$3,091	$274,173	$277,264

Loans on nonaccrual of interest amounted to $4,127,000 at December 31, 2010 and $5,903,000 at December 31, 2009. Loans 90 days or more past due and still accruing interest amounted to $586,000 at December 31, 2010 and $45,000 at December 31, 2009. Troubled debt restructurings amounted to $4,665,000 at December 31, 2010 and $3,191,000 at December 31, 2009.

The following presents the recorded investment in loans past due and over 90 days still on accrual, nonaccrual, and troubled debt restructuring by class of loans as of December 31, 2010:

	Loans past due 90+ days still accruing	Nonaccrual	Troubled debt restructurings
		(Dollars in thousands)	
Agricultural loans	$ -	$ -	$ -
Commercial loans	-	-	58
Commercial overdraft LOC	-	-	71
Commercial non-profit/political subdivisions	-	-	-
Open-end home equity	27	20	-
1 – 4 family real estate (1st mortgages)	520	1,800	267
1 – 4 family real estate (Jr. mortgages)	31	-	-
Multifamily real estate	-	-	-
Farm real estate	-	-	-
Non-farm/non-residential real estate	-	1,832	3,079
Construction real estate	-	475	1,190
Consumer loans – vehicle	-	-	-
Consumer overdraft LOC	-	-	-
Consumer loans – mobile home	-	-	-
Consumer loans – home improvement	-	-	-
Consumer loans – other	4	-	-
MasterCard/VISA	4	-	-
Total	$586	$4,127	$4,665

NOTE 5 - LOANS (CONTINUED)

Impaired loans have a related allowance for loan losses of $964,000 at December 31, 2010 and $249,000 at December 31, 2009. The following is a summary of the activity in the allowance for loan losses of impaired loans, which is part of the Bank's overall allowance for loan losses summarized in Note 6, for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
	(Dollars in thousands)		
Balance at beginning of year	$ 249	$ 114	$ 909
Provision charged to operations	1,388	1,172	649
Loans charged-off	(673)	(1,037)	(1,444)
Balance at end of year	$ 964	$ 249	$ 114

No additional funds are committed to be advanced in connection with impaired loans.

Certain directors and executive officers, including their immediate families and companies in which they are principal owners, are loan clients of the Bank. Such loans are made in the ordinary course of business in accordance with the Bank's normal lending policies, including the interest rate charged and collateralization, and do not represent more than a normal collection risk. Such loans amounted to $756,000 and $1,108,000 at December 31, 2010 and 2009, respectively. The following is a summary of activity during 2010, 2009, and 2008, with loan renewals included in additions and repayments:

	Balance at beginning	Additions	Repayments	Balance at end
	(Dollars in thousands)			
2010	$1,108	$350	$702	$ 756
2009	$1,101	$237	$230	$1,108
2008	$ 864	$442	$205	$1,101

Most of the Bank's lending activity is with clients primarily located within Sandusky County, Ottawa County, Wood County, the Village of Green Springs, and a portion of Huron County. Credit concentrations, as determined using the North American Industry Classification System, that exceeded 5% of total loans at December 31, 2010 and 2009 included $11,585,000 and $20,183,000, respectively, to borrowers in the construction industry; $19,713,000 and $26,945,000, respectively, to borrowers in the accommodation and food service industry; and $24,412,000 and $32,733,000, respectively, to borrowers in the manufacturing industry.

The construction industry concentration includes loans to residential and commercial contractors who construct or install roads, sewers, bridges, homes, hotels, motels, apartment or commercial buildings, electrical and plumbing infrastructure, and air comfort systems. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flow from providing such services. The accommodation and food service industry concentration includes loans for the construction, purchase, and operation of hotels, restaurants, lounges, and campgrounds. These loans are generally secured by real property and equipment. Repayment is expected from cash flow from providing accommodations and food service to tourists, primarily visiting the Lake Erie region. The manufacturing industry concentration includes loans to local manufacturers who produce goods for a wide variety of industries, including chemical, automotive, and food processing. These loans are generally secured by real property, equipment, and receivables. Repayment is expected from cash flows generated from these operations.

Credit losses arising from the Bank's lending experience in these industries compare favorably with the Bank's loss experience on its loan portfolio as a whole. Credit evaluation of construction industry and accommodation and food service industry lending is based on an evaluation of cash flow coverage of principal and interest payments and the adequacy of collateral received.

NOTE 6 - ALLOWANCE FOR LOAN LOSSES

The following represents a summary of the activity in the allowance for loan losses for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
	(Dollars in thousands)		
Balance at beginning of year	$4,433	$3,287	$3,358
Provision charged to operations	1,675	3,000	1,550
Loans charged-off	(1,309)	(2,021)	(1,741)
Recoveries of loans charged-off	156	167	120
Balance at end of year	$4,955	$4,433	$3,287

NOTE 7 - PREMISES AND EQUIPMENT

The following is a summary of premises and equipment at December 31, 2010 and 2009:

	2010	2009
	(Dollars in thousands)	
Land and improvements	$ 1,374	$ 1,374
Buildings	10,565	10,565
Equipment	6,769	6,294
	18,708	18,233
Less accumulated depreciation	12,095	11,370
Premises and equipment, net	$ 6,613	$ 6,863

Depreciation of premises and equipment amounted to $764,000 in 2010, $911,000 in 2009, and $1,016,000 in 2008.

NOTE 8 - SECONDARY MARKET LENDING

During 2010, the Bank sold substantially all qualified fixed-rate residential real estate loans which it originated. The Bank sold approximately $10,813,000 of loans resulting in net gains of $282,000 including $109,000 of gains resulting from capitalized mortgage servicing rights. The unpaid principal balances of mortgage loans serviced for others, approximating $22,465,000 at December 31, 2010, are not included in the accompanying 2010 consolidated balance sheet. Amortization of mortgage servicing rights amounted to $73,000 in 2010 and is reported as a reduction of other operating income. Mortgage servicing rights are included in other assets in the 2010 consolidated balance sheet and amounted to $161,000 at December 31, 2010.

NOTE 9 - DEPOSITS

Time deposits at December 31, 2010 and 2009 included individual deposits of $100,000 and over amounting to $40,649,000 and $50,095,000, respectively. Interest expense on time deposits of $100,000 or more amounted to $887,000 in 2010, $1,340,000 in 2009, and $1,495,000 in 2008.

At December 31, 2010, the scheduled maturities of time deposits were as follows (dollars in thousands):

2011	$ 86,128
2012	21,815
2013	13,082
2014	3,884
2015	2,722
Thereafter	5,705
Total	$133,336

NOTE 10 - BORROWED FUNDS

At December 31, 2010 and 2009, all borrowed funds consisted of Federal Home Loan Bank borrowings as follows:

	2010	2009
	(Dollars in thousands)	
Secured notes, with interest at 3.87%, due December 2010	$ -	$10,000
Secured note, with interest at 4.32%, due February 2011	3,000	3,000
Secured note, with interest at 2.88%, due April 2011	5,000	5,000
Secured note, with interest at 3.87%, due September 2011	5,000	5,000
Secured note, with interest at 4.86%, due December 2012	2,500	2,500
Secured note, with interest at 2.74%, due December 2013	5,000	5,000
Secured note, with interest at 4.45%, due February 2017	5,000	5,000
Total	$25,500	$35,500

Scheduled maturities of borrowed funds, all fixed-rate, at December 31, 2010 were as follows (dollars in thousands):

2011	$13,000
2012	2,500
2013	5,000
2017	5,000
Total	$25,500

The Federal Home Loan Bank notes require monthly interest payments and are secured by stock in the Federal Home Loan Bank of Cincinnati and eligible mortgage loans totaling $200,576,000 at December 31, 2010.

At December 31, 2010, the Bank has available borrowings of $65,937,000 under its line of credit with the Federal Home Loan Bank. In addition, the Bank had $17,000,000 of short-term borrowing availability at December 31, 2010, under lines of credit with two correspondent banks.

NOTE 11 - SECURITIES SOLD UNDER REPURCHASE AGREEMENTS

Securities sold under repurchase agreements, which are classified as secured borrowings, generally mature within one to four days from the transaction date. Securities sold under repurchase agreements are reflected at the amount of cash received in connection with the transactions. The Bank may be required to provide additional collateral based on the fair value of the underlying securities.

NOTE 12 - OTHER COMPREHENSIVE INCOME

The changes in the components of other comprehensive income and related tax effects were as follows for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
		(Dollars in thousands)	
Unrealized gains (losses) on available-for-sale securities	$(802)	$869	$494
Reclassification adjustments for securities gains included in income	(11)	-	(19)
Net unrealized gains (losses)	(813)	869	475
Tax effect	(276)	296	161
Net-of-tax amount	$(537)	$573	$314

NOTE 13 - OTHER OPERATING EXPENSES

The following is a summary of other operating expenses for the years ended December 31, 2010, 2009, and 2008:

	2010	2009	2008
	(Dollars in thousands)		
Equipment and vehicle	$1,067	$1,195	$1,263
Professional and examination	687	711	622
FDIC premium assessments	528	669	50
Postage, stationery, and supplies	481	542	523
State franchise and other taxes	516	516	500
Advertising and marketing	190	192	208
Third party computer processing	278	275	290
MasterCard franchise and processing	134	152	141
Other	1,684	1,464	1,350
Total	$5,565	$5,716	$4,947

NOTE 14 - FEDERAL INCOME TAXES

The provision for federal income taxes consisted of the following for 2010, 2009, and 2008:

	2010	2009	2008
	(Dollars in thousands)		
Current	$1,306	$1,393	$1,867
Deferred	(303)	(441)	(149)
Total	$1,003	$ 952	$1,718

The income tax provision attributable to income from operations differs from the amounts computed by applying the U.S. federal income tax rate of 34% to income before federal income taxes as a result of the following:

	2010	2009	2008
	(Dollars in thousands)		
Expected tax using statutory tax rate of 34%	$1,709	$1,380	$2,064
Increase (decrease) in tax resulting from:			
Tax-exempt income on state and municipal securities and political subdivision loans	(595)	(364)	(274)
Interest expense associated with carrying certain state and municipal securities and political subdivision loans	35	27	27
Increase in cash value of life insurance policies	(131)	(117)	(127)
Other, net	(15)	26	28
Total	$1,003	$ 952	$1,718

The deferred federal income tax credit of $303,000 in 2010, $441,000 in 2009, and $149,000 in 2008, resulted from the tax effects of temporary differences. There was no impact for changes in tax laws and rates or changes in the valuation allowance for deferred tax assets.

NOTE 14 - FEDERAL INCOME TAXES (CONTINUED)

The tax effects of temporary differences that give rise to significant portions of the deferred tax liabilities and deferred tax assets at December 31, 2010 and 2009 are presented below:

	2010	2009
	(Dollars in thousands)	
Deferred tax assets:		
Allowance for loan losses	$1,264	$1,087
Accrued expenses and other	542	516
Total deferred tax assets	1,806	1,603
Deferred tax liabilities:		
Unrealized gain on securities available-for-sale	261	538
Purchase accounting basis difference	192	236
Depreciation of premises and equipment	135	154
Federal Home Loan Bank stock dividends	455	455
Direct financing leases	214	278
Deferred loan costs and other	158	129
Total deferred tax liabilities	1,415	1,790
Net deferred tax assets (liabilities)	$ 391	$ (187)

The net deferred tax assets (liabilities) at December 31, 2010 and 2009 are included in other assets (liabilities) in the consolidated balance sheets.

Management believes it is more likely than not that the benefit of deferred tax assets will be realized. Consequently, no valuation allowance for deferred tax assets is deemed necessary as of December 31, 2010 and 2009.

In management's determination, the Corporation has no tax positions for which it deems reasonably possible that the total amounts of the unrecognized tax benefit will significantly increase or decrease within the 12 months subsequent to December 31, 2010 and 2009. The tax years that remain open and subject to examination as of December 31, 2010 are years 2007 – 2009 for Federal and the state of Ohio.

NOTE 15 - EMPLOYEE BENEFITS

The Bank sponsors The Croghan Colonial Bank 401(k) Profit Sharing Plan, a defined contribution plan which provides for both profit sharing and employer matching contributions. The Plan permits the investing in the Corporation's stock subject to various limitations. The Bank's profit sharing and matching contributions to the 401(k) profit sharing plan for the years ended December 31, 2010, 2009, and 2008 amounted to $345,000, $353,000, and $357,000, respectively. The sale of shares from treasury in 2007 represented shares purchased by the Plan. As of December 31, 2010, the Plan held 23,744 shares of the Corporation's common stock.

The Bank has entered into various split-dollar life insurance arrangements, including agreements with certain officers and employees of the Bank to provide for supplemental retirement benefits. All split-dollar policies required the payment of single premiums. The cash value of all split-dollar policies amounted to $11,357,000 and $10,946,000 at December 31, 2010 and 2009, respectively.

During 2007, the FASB issued Emerging Issues Task Force 06-4, *Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsed Split-Dollar Life Insurance Arrangements*, which is codified in ASC 715-60, which requires an employer to recognize a liability for postemployment death benefits provided under endorsement split-dollar agreements. An endorsement split-dollar agreement is an arrangement whereby an employer owns a life insurance policy that covers the life of an employee and, pursuant to a separate agreement, endorses a portion of the policy's death benefits to the insured employee's beneficiary. ASC 715-60 clarifies that such liability be provided over the estimated service period of the employee rather than over the life expectancy of the employee. As a result of the adoption of ASC 715-60, effective January 1, 2008, the Bank recognized a cumulative effect adjustment (decrease) to retained earnings of $149,000 representing additional liability ($226,000) required to be provided under ASC 715-60 relating to the Bank's agreements, net of deferred income taxes ($77,000).

NOTE 15 - EMPLOYEE BENEFITS (CONTINUED)

In connection with the agreements, the Bank provided an estimated liability for accumulated supplemental retirement benefits of $183,000 at December 31, 2010 and $215,000 at December 31, 2009, which is included in other liabilities in the accompanying consolidated balance sheets. During the fourth quarter of 2008, these agreements were amended for certain former and current executive officers. Under the terms of the amended agreements, these individuals have agreed to accept specified accelerated payments based on a discount rate of 6.0%. The Bank made payments in January 2009 of $498,000 and in January 2010 of $72,000 under the amended agreements.

The Bank recognized a provision for deferred compensation of $2,000 in 2010, $8,000 in 2009, and $142,000 in 2008.

No other postretirement or postemployment benefits are offered to retirees or employees.

The stockholders of the Corporation have approved the adoption of a stock option and incentive plan. However, no options or incentives have been awarded under the plan.

NOTE 16 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Bank is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its clients. These financial instruments are primarily loan commitments to extend credit and letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The contract amount of these instruments reflects the extent of involvement the Bank has in these financial instruments.

The Bank's exposure to credit loss in the event of the nonperformance by the other party to the financial instruments for loan commitments to extend credit and letters of credit is represented by the contractual amounts of these instruments. The Bank uses the same credit policies in making loan commitments as it does for on-balance sheet loans.

The following financial instruments whose contract amount represents credit risk were outstanding at December 31, 2010 and 2009:

	Contract amount	
	2010	2009
	(Dollars in thousands)	
Commitments to extend credit, including commitments to grant loans and unfunded commitments under lines of credit	$71,990	$69,749
Standby letters of credit	$ 1,334	$ 1,526

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future cash requirements. The Bank evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary upon extension of credit, is based on management's credit evaluation of the client. Collateral held varies but may include accounts receivable; inventory; property, plant, and equipment; and income-producing commercial properties.

Standby letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party and are reviewed for renewal at expiration. At December 31, 2010, standby letters of credit aggregating $1,334,000 with $1,323,000 expiring in 2011 and $11,000 expiring in 2012. The credit risk involved in issuing standby letters of credit is essentially the same as that involved in extending loans to clients. The Bank requires collateral supporting these commitments when deemed necessary.

NOTE 17 - REGULATORY MATTERS

The Corporation (on a consolidated basis) and Bank are subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's and Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation and Bank to maintain minimum amounts and ratios (set forth below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes, as of December 31, 2010 and 2009, that the Corporation and Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2010, the most recent notification from federal and state banking agencies categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized", an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following. There are no conditions or events since that notification that management believes have changed the Bank's category.

The actual capital amounts and ratios of the Corporation and Bank as of December 31, 2010 and 2009 are also presented in the following:

	Actual		**Minimum capital requirement**		**Minimum to be well capitalized under prompt corrective action provisions**	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
			(Dollars in thousands)			
As of December 31, 2010						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$49,483	15.4%	$25,741	≥ 8.0%	N/A	N/A
Bank	46,078	14.3%	25,713	≥ 8.0%	$32,141	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	45,444	14.1%	12,871	≥ 4.0%	N/A	N/A
Bank	40,039	12.5%	12,857	≥ 4.0%	19,285	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	45,444	9.3%	19,621	≥ 4.0%	N/A	N/A
Bank	40,039	8.2%	19,607	≥ 4.0%	24,509	≥ 5.0%

NOTE 17 - REGULATORY MATTERS (CONTINUED)

	Actual		Minimum capital requirement		Minimum to be well capitalized under prompt corrective action provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(Dollars in thousands)			
As of December 31, 2009						
Total Capital (to Risk-Weighted Assets)						
Consolidated	$48,693	14.6%	$26,700	≥ 8.0%	N/A	N/A
Bank	46,331	13.9%	26,672	≥ 8.0%	$33,341	≥ 10.0%
Tier I Capital (to Risk-Weighted Assets)						
Consolidated	44,470	13.3%	13,350	≥ 4.0%	N/A	N/A
Bank	39,108	11.7%	13,336	≥ 4.0%	20,004	≥ 6.0%
Tier I Capital (to Average Assets)						
Consolidated	44,470	9.5%	18,638	≥ 4.0%	N/A	N/A
Bank	39,108	8.4%	18,624	≥ 4.0%	23,280	≥ 5.0%

On a parent company only basis, the Corporation's primary source of funds are dividends paid by the Bank. The ability of the Bank to pay dividends is subject to limitations under various laws and regulations, and to prudent and sound banking principles. Generally, subject to certain minimum capital requirements, the Bank may declare a dividend without the approval of the State of Ohio Division of Financial Institutions, unless the total dividends in a calendar year exceed the total of its net profits for the year combined with its retained profits of the two preceding years. Under these provisions, $1,663,000 was available for dividends on January 1, 2011, without the need to obtain the approval of the State of Ohio Division of Financial Institutions.

The Board of Governors of the Federal Reserve System generally considers it to be an unsafe and unsound banking practice for a bank holding company to pay dividends except out of current operating income, although other factors such as overall capital adequacy and projected income may also be relevant in determining whether dividends should be paid.

NOTE 18 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION

A summary of condensed financial information of the parent company as of December 31, 2010 and 2009 and for each of the three years in the period ended December 31, 2010 was as follows:

CONDENSED BALANCE SHEETS	2010	2009
	(Dollars in thousands)	
Assets:		
Cash	$ 3	$ 18
Dividends receivable from subsidiary	536	549
Investment in subsidiary	51,108	50,765
Subordinated note receivable from subsidiary, including accrued interest of $90 in 2010 and $25 in 2009	5,090	5,025
Available-for-sale security	350	350
Total assets	$57,087	$56,707
Liability – dividends and other payables	$ 574	$ 580
Stockholders' equity:		
Common stock	23,926	23,926
Surplus	179	179
Retained earnings	40,050	38,187
Accumulated other comprehensive income	507	1,044
Treasury stock	(8,149)	(7,209)
Total stockholders' equity	56,513	56,127
Total liabilities and stockholders' equity	$57,087	$56,707

CONDENSED STATEMENTS OF OPERATIONS	2010	2009	2008
		(Dollars in thousands)	
Income – dividends from subsidiary	$ 3,101	$2,300	$2,897
Interest income on subordinated note from subsidiary	200	200	200
Professional fees, interest, and other expenses	(134)	(167)	(123)
Income before income taxes and equity in undistributed net income of subsidiary	3,167	2,333	2,974
Federal income tax provision	22	11	26
Income before equity in undistributed net income of subsidiary	3,145	2,322	2,948
Equity in net income of subsidiary, less dividends	879	784	1,404
Net income	$ 4,024	$3,106	$4,352

NOTE 18 - CONDENSED PARENT COMPANY FINANCIAL INFORMATION (CONTINUED)

CONDENSED STATEMENTS OF CASH FLOWS	2010	2009	2008
		(Dollars in thousands)	
Cash flows from operating activities:			
Net income	$4,024	$3,106	$4,352
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in net income of subsidiary, less dividends	(879)	(784)	(1,404)
Decrease (increase) in dividends receivable	12	2	(10)
Decrease (increase) in accrued interest receivable	(65)	69	6
Decrease in other assets	-	-	3
Increase (decrease) in other liabilities	7	(2)	16
Net cash provided by operating activities	3,099	2,391	2,963
Cash flows from financing activities:			
Cash dividends paid	(2,174)	(2,202)	(2,204)
Purchase of treasury shares	(940)	(171)	(772)
Net cash used in financing activities	(3,114)	(2,373)	(2,976)
Net increase (decrease) in cash	(15)	18	(13)
Cash at beginning of year	18	-	13
Cash at end of year	$ 3	$ 18	$ -

Under a program initially approved by the Board of Directors in 2002, the Corporation periodically purchases shares of its common stock in the over-the-counter market. Continuation of the program is approved by the Board of Directors on a regular basis.

The decision whether to purchase shares, the number of shares to be purchased and the price to be paid depends upon the availability of shares, prevailing market prices, and other possible considerations which might affect the advisability of purchasing shares. Since the February 2002 inception of the stock buy-back program, the Corporation has repurchased 245,791 common shares in the open market, with 237,729 shares remaining as treasury stock at December 31, 2010.

NOTE 19 - FAIR VALUE MEASUREMENTS

ASC 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. The price in the principal (or most advantageous) market used to measure the fair value of the asset or liability shall not be adjusted for transaction costs. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary for transactions involving such assets and liabilities; it is not a forced transaction. Market participants are buyers and sellers in the principal market that are independent, knowledgeable, and both able and willing to transact.

Nonfinancial assets and liabilities measured at fair value on a recurring basis include reporting units measured at fair value in the first step of a goodwill impairment test. Nonfinancial assets measured at fair value on a nonrecurring basis include nonfinancial assets and liabilities measured at fair value in the second step of a goodwill impairment test, as well as intangible assets and other nonfinancial long-lived assets measured at fair value for impairment assessment, such as other real estate owned.

NOTE 19 - FAIR VALUE MEASUREMENTS (CONTINUED)

ASC 820-10 requires the use of valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. The market approach uses prices and other relevant information generated by market transactions involving identical or comparable assets and liabilities. The income approach uses valuation techniques to convert future amounts, such as cash flows or earnings, to a single present amount on a discounted basis. The cost approach is based on the amount that currently would be required to replace the service capacity of an asset (replacement cost). Valuation techniques should be consistently applied. Inputs to valuation techniques refer to the assumptions that market participants would use in pricing the asset or liability. Inputs may be observable or unobservable. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs reflect the reporting entity's own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. In that regard, ASC 820-10 establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Corporation has the ability to access at the measurement date.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Corporation's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Corporation's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment.

There were no financial instruments measured at fair value that moved to a lower level in the fair value hierarchy due to the lack of observable quotes in inactive markets for those instruments at December 31, 2010 and 2009.

The following summarizes financial assets (there were no financial liabilities) measured at fair value as of December 31, 2010 and 2009, segregated by the level of the valuation inputs within the fair value hierarchy utilized to measure fair value:

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
2010				
Recurring:				
Securities available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ -	$ 83,006	$ -	$ 83,006
Obligations of states and political subdivisions	-	56,923	-	56,923
Other	-	350	-	350
Total	$ -	$140,279	$ -	$140,279
Nonrecurring:				
Other real estate owned	$ -	$ -	$ 1,443	$ 1,443
Impaired loans	-	-	16,041	16,041
Total	$ -	$ -	$17,484	$ 17,484

NOTE 19 - FAIR VALUE MEASUREMENTS (CONTINUED)

	Level 1 inputs	Level 2 inputs	Level 3 inputs	Total fair value
		(Dollars in thousands)		
2009				
Recurring:				
Securities available-for-sale:				
Obligations of U.S. Government agencies and corporations	$ -	$ 66,729	$ -	$ 66,729
Obligations of states and political subdivisions	-	38,713	-	38,713
Other	-	350	-	350
Total	$ -	$105,792	$ -	$105,792
Nonrecurring:				
Other real estate owned	$ -	$ -	$ 2,330	$ 2,330
Impaired loans	-	-	5,654	5,654
Total	$ -	$ -	$ 7,984	$ 7,984

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, follows.

In general, fair value is based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality, the Corporation's creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time. The Corporation's valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Corporation's valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Securities Available-for-Sale

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities would typically include government bonds and exchange traded equities. If quoted market prices are not available, then fair values are estimated using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. Examples of such instruments, which would generally be classified within Level 2 of the valuation hierarchy, include corporate and municipal bonds, mortgage-backed securities, and asset-backed securities. In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. The Corporation did not have any securities classified as Level 1 or Level 3 at December 31, 2010 and 2009.

Impaired Loans

The Corporation does not record impaired loans at fair value on a recurring basis. However, periodically, a loan is considered impaired and is reported at the fair value of the underlying collateral, less estimated costs to sell, if repayment is expected solely from the collateral. Collateral values are estimated using Level 2 inputs, including recent appraisals and Level 3 inputs based on customized discounting criteria. Due to the significance of the Level 3 inputs, impaired loans fair values have been classified as Level 3.

Other Real Estate Owned

The Corporation values other real estate owned at the estimated fair value of the underlying collateral less expected selling costs. Such values are estimated primarily using appraisals and reflect a market value approach. Due to the significance of the Level 3 inputs, other real estate owned has been classified as Level 3.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of recognized financial instruments at December 31, 2010 and 2009 were as follows:

	2010		2009	
	Carrying amount	Estimated fair value	Carrying amount	Estimated fair value
	(Dollars in thousands)			
FINANCIAL ASSETS				
Cash and cash equivalents	$ 21,856	$ 21,856	$ 16,724	$ 16,724
Securities	144,623	144,628	110,138	110,162
Loans, net	288,350	290,603	320,051	320,047
Total	$454,829	$457,087	$446,913	$446,933
FINANCIAL LIABILITIES				
Deposits	$384,157	$386,087	$370,719	$372,312
Federal funds purchased and securities sold under repurchase agreements	20,989	20,988	16,375	16,327
Federal Home Loan Bank borrowings	25,500	26,359	35,500	37,108
Total	$430,646	$433,434	$422,594	$425,747

The preceding summary does not include accrued interest receivable, cash surrender value of life insurance, dividends payable, and other liabilities which are also considered financial instruments. The estimated fair value of such items is considered to be their carrying amount.

The Bank also has unrecognized financial instruments which relate to commitments to extend credit and standby letters of credit. The contract amount of such financial instruments was $73,324,000 at December 31, 2010 and $71,275,000 at December 31, 2009. The fair value of such instruments is not considered significant since they represent commitments at current interest rates.

The following methods and assumptions were used to estimate fair value of each class of financial instruments:

Cash and Cash Equivalents

Fair value is determined to be the carrying amount for these items because they represent cash or mature in 90 days or less and do not represent unanticipated credit concerns.

Securities

The fair value of securities (both available-for-sale and held-to-maturity) is determined based on quoted market prices of the individual securities or, if not available, estimated fair value was obtained by comparison to other known securities with similar risk and maturity characteristics. Such value does not consider possible tax ramifications or estimated transaction costs. The fair value of restricted stock is considered to be its carrying amount.

Loans

Fair value for loans was estimated for portfolios of loans with similar financial characteristics. For adjustable rate loans, which re-price at least annually and generally possess low risk characteristics, the carrying amount is believed to be a reasonable estimate of fair value. For fixed-rate loans, the fair value is estimated based on a discounted cash flow analysis, considering weighted average rates and terms of the portfolio, adjusted for credit and interest rate risk inherent in the loans. Fair value for nonperforming loans is based on recent appraisals or estimated discounted cash flows. The estimated value of credit card loans is based on existing loans and does not include the value that relates to estimated cash flows from new loans generated from existing cardholders over the remaining life of the portfolio.

NOTE 20 - FAIR VALUE OF FINANCIAL INSTRUMENTS (CONTINUED)

Deposit Liabilities

The fair value of core deposits, including demand deposits, savings accounts, and certain money market deposits, is the amount payable on demand. The fair value of fixed-maturity certificates of deposit is estimated using the rates offered at year end for deposits of similar remaining maturities. The estimated fair value does not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of borrowing funds in the marketplace.

Other Financial Instruments

The fair value of federal funds purchased and securities sold under repurchase agreements, as well as Federal Home Loan Bank borrowings is determined based on a discounted cash flow analysis using current interest rates.

The fair value estimates of financial instruments are made at a specific point in time based on relevant market information. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect these estimates.

NOTE 21 - COMMITMENTS AND CONTINGENCIES

The Bank has entered into multi-year agreements to lease certain of its facilities, as well as equipment under various short-term operating leases. Rent expense under these various agreements amounted to $140,000 in 2010, $76,000 in 2009, and $55,000 in 2008. Future minimum lease payments under long-term operating leases aggregate $316,000 at December 31, 2010 as follows: 2011, $55,000; 2012 through 2014, $53,000 annually; 2015, $54,000; 2016, $34,000; and 2017, $14,000.

In the normal course of business, the Corporation and its subsidiary may be involved in various legal actions, but in the opinion of management and its legal counsel, the ultimate disposition of such matters is not expected to have a material adverse effect on the consolidated financial statements.

NOTE 22 - QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of selected quarterly financial data (unaudited) for the years ended December 31, 2010 and 2009:

	Interest income	Net interest income	Net income	Net income per share
	(Dollars in thousands, except per share data)			
2010				
First quarter	$5,748	$4,410	$ 932	$ .55
Second quarter	5,709	4,410	843	.50
Third quarter	5,722	4,451	1,217	.72
Fourth quarter	5,560	4,383	1,032	.61
2009				
First quarter	$6,014	$4,369	$ 871	$ .51
Second quarter	6,013	4,411	873	.51
Third quarter	5,954	4,396	371	.22
Fourth quarter	5,945	4,475	991	.57

NOTE 23 – NEWLY-ISSUED BUT NOT EFFECTIVE ACCOUNTING STANDARDS

In December 2010, the FASB issued ASU 2010-28, *Intangibles - Goodwill and Other (Topic 350): When to Perform Step 2 of Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts.* ASU 2010-28 modifies Step 1 of Goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists, an entity should consider whether there are any adverse qualitative factors indicating that an impairment may exist. The qualitative factors are consistent with the existing guidance and examples in paragraph ASC 350-20-35-30, which requires that goodwill of a reporting unit be tested for impairment between annual tests if an event occurs or circumstances change that would more likely that not reduce the fair value of a reporting unit below its carrying amount. The modifications to ASC Topic 350 are effective for the interim period ending March 31, 2011. The Corporation does not anticipate any impact on the consolidated financial statements because the Corporation is considered one reporting unit with a carrying amount greater than zero.

NOTE 24 - SUBSEQUENT EVENTS

Management evaluated subsequent events through the date the consolidated financial statements were issued. Events or transactions occurring after December 31, 2010, but prior to when the consolidated financial statements were issued, that provided additional evidence about conditions that existed at December 31, 2010, have been recognized in the consolidated financial statements for the year ended December 31, 2010. Events or transactions that provided evidence about conditions that did not exist at December 31, 2010, but arose before the consolidated financial statements were issued, have not been recognized in the consolidated financial statements for the year ended December 31, 2010.

CORPORATE INFORMATION

Registrar and Transfer Agent

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016-3572
Toll-Free: 1.800.368.5948
Website: www.rtco.com

Market Maker

Boenning & Scattergood
9916 Brewster Lane
Powell, Ohio 43065
Toll-Free: 1.866.326.8113

Investor Relations

Amy LeJeune
Email: alejeune@croghan.com
Direct: 419.355.2231
Toll-Free: 1.888.276.4426

Corporate Headquarters

323 Croghan Street
Fremont, Ohio 43420
Direct: 419.332.7301
Toll-Free: 1.888.276.4426
Website: www.croghan.com

Common Stock Listing

Croghan Bancshares, Inc. common stock is traded under the symbol:
CHBH.OB

Annual Meeting

The Annual Meeting of Shareholders will be held on
Tuesday, May 10, 2011
1:00 pm (local time) at
Terra Community College
2830 Napoleon Road
Building B, Room 101
Fremont, Ohio 43420

CROGHAN
Bancshares, Inc.

323 Croghan Street
Fremont, Ohio 43420
www.croghan.com